2011 ANNUAL REPORT

FORTIFYING OUR FOUNDATION









PATRIOT COAL

DURING 2011, PATRIOT SUCCEEDED IN IMPROVING OVERALL FINANCIAL PERFORMANCE, INCREASING METALLURGICAL COAL PRODUCTION, AND **FORTIFYING OUR FOUNDATION** IN WAYS THAT WILL CONTRIBUTE TO A MORE PREDICTABLE AND PROFITABLE FUTURE.

INTRODUCING BEN HATFIELD



Rick Whiting, President & Chief Executive Officer (left) and Ben Hatfield, Executive Vice President & Chief Operating Officer (right).

Coal mining is in Ben Hatfield's blood. His father was a coal miner, as was his father before him. Ben grew up around the coal mines of Eastern Kentucky and Southern West Virginia, earned a bachelor's degree in mining engineering from Virginia Tech, and has spent the past 33 years in the industry.

He joined Patriot in September 2011 following the sale of International Coal Group, where he served as president and chief executive officer. Now Executive Vice President & Chief Operating Officer at Patriot, he has a unique perspective on our company and its future.

Q. You've been around a lot of coal mines. What distinguishes Patriot's portfolio?

A. *Most people recognize that Patriot has the strategic benefits of a broad reserve base of high-quality met and thermal coals and an operating presence in three of the four largest coal producing basins in the U.S. But a key feature that some overlook is a reserve and operations portfolio that makes us more nimble than many of our peers. Most Patriot operating units are smaller scale mines that can ramp production up or down in a relatively short time frame. Additionally, those mines include a remarkably attractive menu of premium quality high-volatile metallurgical products that we believe will see increasing demand as the steel industry recovers from the global economic downturn. We plan to use this advantage to react even quicker, and more effectively, to market changes.*

Q. What attracted you to Patriot?

A. *Having observed Patriot as a regional competitor for several years, I knew the company had capable leadership, good operating talent, uniquely attractive metallurgical reserves, and a strong safety culture. But I saw an opportunity to add value by strengthening Patriot's operating execution and cost management. With the burden of legacy thermal coal contracts rolling off over the next year or so, and a keen market appetite for premium high-vol met coals, I viewed Patriot as a company with considerable upside. I think we are better positioned than most competitors to bring high quality met coals to the market at cost levels that provide a good margin. So, in short, I felt Patriot was a place where I could make a positive difference.*

Q. What are your plans, and what do they mean for Patriot employees?

A. *First, I'd like to build a management structure that improves the effectiveness of our operations oversight. In these challenging times, we need to focus our talents and resources on the areas where they can make the most difference. Second, we need more consistency at our operations so that our miners feel like they're part of a cohesive team where we implement best practices and develop a true "Patriot approach." Third, I intend to use our new training facility not only for safety training – which is critical – but also to build our miners' skill sets. My hope is for all of our miners to learn new skills that allow them opportunities for personal job growth.*

Q. And your longer-term operational goals?

A. *Our shareholders measure our success in terms of financial performance – not tons or market share. So we want to make Patriot more successful through prudent investment and reallocation of resources to markets and mines that present the strongest return on investment. That means we may choose to exit operating areas with limited potential while pursuing selective growth in other locations. At the end of the day, we want to position Patriot to benefit from the impending economic recovery that we believe will strengthen both domestic and export demand for our coals.*

Ben makes his home in Charleston, West Virginia, close to the coal fields he oversees.

EXPANDING EBITDA

EBITDA expanded by 25 percent in 2011 as a result of an increased mix of metallurgical coal and higher selling prices. Highlights of the year included progress in our Met Build-Out program and increased thermal coal exports.

EBITDA
(in millions)



25% increase
$110.7
$141.9
$176.7
2009
2010
2011

CAPITALIZING ON EXPORTS

International thermal markets are presenting new opportunities for U.S. coals. Together with our already strong position in exported metallurgical coal, we shipped 9.1 million tons to overseas locations in 2011, a 34 percent increase over 2010.

PCX Exports
(millions tons)



Thermal
Met
34% increase
0.3
3.4
1.5
5.3
3.8
5.3
2009
2010
2011

Dear Fellow Shareholder:

The year 2011 began with strong demand and record pricing in global metallurgical coal markets. Flooding in Australia curtailed met coal production in the first half of the year, resulting in tight markets. In the second half, this coal supply began returning, while international demand and pricing retreated in the face of lingering economic uncertainty and caution among our customers. The thermal coal business was also challenged, with expanding thermal exports helping to offset the storm clouds gathering over the domestic thermal market.

It was, in short, a year when we were reminded once again of the value of sound, swift decision-making, solid execution — and patience. It was also a year when we were well-served by the strengths at Patriot's core: vast proven and probable coal reserves, mining complexes in multiple basins with multiple shipping options, a solid base of high-quality met production, a strong safety culture and long-standing customer relationships.

Even as the market trended downward, we succeeded in improving our overall financial performance, increasing met coal production for the year and **fortifying our foundation** in ways that will contribute to a more predictable and profitable future.

2011 Results: Record Revenue & EBITDA

For the year ended December 31, 2011, Patriot generated $2.4 billion in revenue, up 18 percent from 2010. The growth stemmed from higher average prices, a direct result of our strategy to increase the metallurgical mix in our total portfolio. While our overall 2011 volume of 31.1 million tons was comparable with the 30.9 million tons in 2010, our metallurgical coal sales increased to 7.4 million tons, up from 6.9 million tons in 2010. The remaining 23.7 million tons were thermal coal sold mainly to electric utilities in the U.S. and Europe.

Higher prices and a more favorable product mix led to increased 2011 EBITDA. We generated $176.7 million of EBITDA for the year, compared with $141.9 million in 2010, a 25 percent increase and a new EBITDA record for our company.

We also maintained our financial strength, ending the year with $415 million of available liquidity, with a cash balance of $194 million and no borrowings on our revolving credit facility.

Performance Highlights

We cannot change the weather, the dynamics of the natural gas market or the global economy. But we can adapt our sales efforts and operations to address the short-term effects they have on our business, while making strategic investments aimed at strengthening our long-term performance.

Leading this effort in our operations is Ben Hatfield, who we welcomed as our new Chief Operating Officer in mid-September. Ben joined us from International Coal Group, where he had served as president and chief executive officer prior to that company's sale. (See inside front cover.) His leadership will build on the positive momentum of our 2011 accomplishments. They include:

Expanding metallurgical coal sales — A year ago, we told you of our Met Build-Out program, a multi-year plan to increase production of higher margin metallurgical coal products used in steel production. During 2011, we opened two new metallurgical coal mines, with a third new mine opening in early 2012. As a result, we increased our met sales by 500,000 tons during the year to 7.4 million tons, a record high for our company.

Capitalizing on thermal coal export opportunities — International thermal markets are presenting new opportunities for U.S. coals, with electric utilities seeking additional, more geographically diverse fuel sources. We responded by shipping approximately 3.8 million tons of thermal coal to international markets in 2011 and aggressively marketing our thermal coal for 2012 delivery. We expect to, as a result, nearly double our thermal exports in 2012, sending 6 to 7 million tons to overseas markets.

Improving operational performance — Challenging geological conditions can raise our production costs, slow our progress and damage our equipment. This is especially true with longwall operations. In 2011, we made the decision to enhance the longwall mining equipment at our Panther mine with added strength and durability. That included upgrading motors, electronic panels and steel-related wear components. In addition to equipment and infrastructure upgrades, we made a number of personnel changes in our engineering and operations management ranks. In some cases we brought in new talent from other companies, and in other situations we realigned responsibilities for existing managers. Our objective, as always, was to assign individuals with the right skill-set and experience to both our new projects and our ongoing production activities.

Preparing a new generation of miners — We feel a social responsibility to the communities we operate in, and are preparing a new generation of miners to fill job openings left by retirees. In 2011, we added and trained nearly 1,000 new employees. Significant investments in recruitment, training and development, including opening a second West Virginia training facility, are resulting in higher employee retention as well. Additional classes for supervisors and specialists are helping us to build the bench strength we need to fill the supervisory and management positions that will become available in coming years. During the year, we also signed new labor agreements with the United Mine Workers of America. These agreements, which cover about half of our workforce, generally extend through 2016 and ensure workforce continuity in many of our key mines.

Setting new safety records — Maintaining a safe workplace remains Patriot's top operational priority, a fact supported by our record-setting 2011 safety results. As a result of our ongoing safety culture, our employees recorded just 120 reportable incidents in almost 8.8 million hours worked during the year. We had 16 percent fewer reportable incidents than last year, even though we worked almost 700,000 more hours. These results take us a major step closer to our goal of zero accidents. Overall, our accident incidence rate dropped to 2.73 per 200,000 hours worked, down from 3.53 in 2010. It compares even more favorably to the national average industry rate of 3.61 for all coal mines.

Patriot's mine rescue teams, too, achieved outstanding results in 2011, including nine first-place awards at the National Mine Rescue Contest sponsored by the U.S. Department of Labor. Our safety program also received six awards during the year, including the prestigious Mountaineer Guardian Safety Award, which is chosen from nominations made by inspectors for the West Virginia Office of Miners' Health, Safety & Training.

Outlook for 2012 and Beyond

Since Patriot's spin-off more than four years ago, our industry has been challenged by a continuing series of macroeconomic uncertainties and industry-specific roadblocks, from a global recession and a protracted European debt crisis, to an overabundance of natural gas production, onerous environmental restrictions, heightened regulatory scrutiny and lengthy permitting delays.

Given the uncertainties inherent in this operating environment, we are focused on managing what we CAN control — the solid execution of our operating plans. When coupled with swift decision-making, our modular mine portfolio gives us a competitive advantage by allowing us to dial production up or down in a timely manner in response to market conditions.

As we entered 2012, we saw evidence that global economies were weakening and coal markets softening. Steel manufacturers were exercising caution in their purchases of metallurgical coal. Meanwhile, a decline in domestic coal-fueled power generation, driven by regulatory and economic uncertainty, low natural gas prices and mild weather, has depressed the U.S. thermal coal market and will likely limit demand for coal in the U.S. for the next few years.

In response, we announced plans in the opening days of 2012 to idle several metallurgical mines to align our coal production to current market needs and preserve these mines' high-quality reserves for a stronger market. We, likewise, made the decision in early 2012 to stop production at a thermal mining complex in Central Appalachia.

We do see sunnier days ahead in global coal markets. As I write, metallurgical coal pricing remains strong by historical standards, with further margin expansion on the horizon as demand returns. While domestic demand for thermal coal may be limited for the next several years, we see a bright, sustainable future for U.S. thermal coal exports.

Temporary market conditions aside, the long-term fundamentals of our industry remain strong. Seaborne demand for metallurgical coal is projected to grow to 428 million metric tons a year by 2020, a nearly 70 percent increase from 2011 levels. Over the same period, international thermal coal trade is expected to increase by 25 percent to 950 million metric tons.

With production in three coal basins and multiple barge and rail transportation options, Patriot is well-positioned to participate in these international opportunities. As world economies return to normal growth rates and metallurgical coal demand grows, we intend to resume our Met Built-Out program, bringing much of our idled metallurgical coal production back on line. Longer term, we expect Patriot to have expanding revenues and cash flows as a result.

Patriot's reserves include some of the best metallurgical coal reserves remaining in the world — in terms of accessibility, proximity to existing infrastructure and preparation plants, and the size of our reserve blocks. We expect to continue shipping significant quantities of both metallurgical and thermal coal to overseas locations for years to come. As always, we will be watchful for appropriate, value-building bolt-on and transformational acquisitions.

In the meantime, we must do what is arguably the hardest thing for any results-driven organization to do: we must be patient. That means protecting our margins and further **fortifying our foundation** with solid engineering, planning and execution. It means making conservative use of our capital. It means working together with our existing and new customers to fulfill their coal requirements.

We are proud of our company and our employees' performance in creating a safe and productive workplace. We thank you for your support — and your patience — and are committed to enhancing the long-term value of Patriot on your behalf.

Richard M. Whiting
President & Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and accompanying footnotes herein are excerpts from our 2011 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

We are a leading producer of thermal coal in the eastern U.S., with operations and coal reserves in the Appalachia and the Illinois Basin coal regions. We are also a leading U.S. producer of metallurgical quality coal. Our principal business is the mining and preparation of thermal coal, for sale primarily to electricity generators, and metallurgical coal, for sale to steel mills and independent coke producers. As of December 31, 2011, our operations consisted of fourteen active mining complexes, which include company-operated mines, contractor-operated mines and coal preparation facilities. In January 2012, we announced the idling of and production curtailment at certain metallurgical coal mines in response to weaker demand. In February 2012, we announced the closure of the Big Mountain mining complex in response to weaker thermal coal demand. The Appalachia and Illinois Basin segments consist of our operations in West Virginia and Kentucky, respectively.

We ship coal to electricity generators, industrial users, steel mills and independent coke producers. In 2011, we sold 31.1 million tons of coal, of which 76% was sold to domestic and global electricity generators and 24% was sold to domestic and global steel and coke producers. In 2010, we sold 30.9 million tons of coal, of which 78% was sold to domestic electricity generators and 22% was sold to domestic and global steel producers. Export sales were 29% and 20% of our total volume in 2011 and 2010, respectively. Coal is shipped via various company-owned and third-party loading facilities, multiple rail and river transportation routes and ocean-going vessels.

We typically sell coal to utility and steel-making customers under contracts with terms of one year or more. Approximately 78% and 77% of our sales were under such contracts during 2011 and 2010, respectively.

Effective October 31, 2007, Patriot was spun off from Peabody. The spin-off was accomplished through a dividend of all outstanding shares of Patriot, resulting in Patriot becoming a separate, public company traded on the New York Stock Exchange (symbol PCX).

On July 23, 2008, Patriot completed the acquisition of Magnum. Magnum was one of the largest coal producers in Appalachia, operating eight mining complexes with production from surface and underground mines and controlling more than 600 million tons of proven and probable coal reserves. Magnum's results are included as of the date of the acquisition.

RESULTS OF OPERATIONS

Segment Adjusted EBITDA

The discussion of our results of operations below includes references to and analysis of our Appalachia and Illinois Basin Segments' Adjusted EBITDA results. Adjusted EBITDA is defined as net income (loss) before deducting interest income and expense; income taxes; asset retirement obligation expense; depreciation, depletion and amortization; restructuring and impairment charge; and sales contract accretion.

Adjusted EBITDA is used by management primarily as a measure of our segments' operating performance. We believe that in our industry such information is a relevant measurement of a company's operating financial performance. Because Adjusted EBITDA and Segment Adjusted EBITDA are not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies. Segment Adjusted EBITDA is calculated the same as Adjusted EBITDA but also excludes selling, general and administrative expenses, past mining obligation expense and net gain on disposal or exchange of assets and is reconciled to its most comparable measure below, under Net Loss. Adjusted EBITDA is reconciled to its most comparable measure under generally accepted accounting principles in Item 6. Selected Consolidated Financial Data in our 2011 Annual Report on Form 10-K.

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

Summary

Our Segment Adjusted EBITDA for the year ended December 31, 2011 increased compared to the prior year primarily due to higher average sales prices resulting from an increased mix of metallurgical coal and from improved market prices. This increase was partially offset by higher operating costs resulting from increased metallurgical coal production and sales, which generally have a higher average cost per ton. In addition, higher operating costs were impacted by geologic and equipment issues at certain mines, along with higher commodity prices.

In the third quarter of 2011, certain of our subsidiaries reached new agreements with the United Mine Workers of America (UMWA), which were effective July 1, 2011 and generally extend through December 2016. The new agreements are substantially the same as the National Bituminous Coal Wage Agreement (NBCWA) negotiated earlier in 2011 between the Bituminous Coal Operators Association and the UMWA.

During the year ended December 31, 2011, asset retirement obligation expense increased by $17.0 million due to changes in our selenium water treatment technology selection for one of our outfalls and $9.9 million in relation to a comprehensive consent decree.

Interest expense and other increased in 2011 compared to 2010 due to additional interest expense related to long-term debt issued in May 2010 and a loss related to the early repayment in full of outstanding notes receivable in February 2011, partially offset by the reimbursement of letter of credit fees in the fourth quarter of 2011.

Interest income decreased in 2011 compared to 2010 due to the full repayment of the outstanding notes receivable in February 2011. Additional fluctuations between the year ended December 31, 2011 and the year ended December 31, 2010 are discussed in Net Loss below.

Segment Results of Operations

(dollars and tons in thousands, except per ton amounts)

Year Ended December 31,	2011	2010	Increase (Decrease) Tons/$	%
Tons Sold				
Appalachia Mining Operations	23,861	24,276	(415)	(1.7)%
Illinois Basin Mining Operations	7,265	6,588	677	10.3%
Total Tons Sold	31,126	30,864	262	0.8%
Average sales price per ton sold				
Appalachia Mining Operations	$ 86.61	$ 71.73	$ 14.88	20.7%
Illinois Basin Mining Operations	42.89	41.90	0.99	2.4%
Revenue				
Appalachia Mining Operations	$2,066,639	$1,741,430	$325,209	18.7%
Illinois Basin Mining Operations	311,621	276,034	35,587	12.9%
Appalachia Other	24,246	17,647	6,599	37.4%
Total Revenues	$2,402,506	$2,035,111	$367,395	18.1%
Segment Operating Costs and Expenses(1)				
Appalachia Mining Operations and Other	$1,704,545	$1,442,753	$261,792	18.1%
Illinois Basin Mining Operations	323,761	274,739	49,022	17.8%
Total Segment Operating Costs and Expenses	$2,028,306	$1,717,492	$310,814	18.1%
Segment Adjusted EBITDA				
Appalachia Mining Operations and Other	$ 386,340	$ 316,324	$ 70,016	22.1%
Illinois Basin Mining Operations	(12,140)	1,295	(13,435)	(1,037.5)%
Total Segment Adjusted EBITDA	$ 374,200	$ 317,619	$ 56,581	17.8%

(1) Segment Operating Costs and Expenses represent consolidated operating costs and expenses of $2,213.1 million and $1,900.7 million less income from equity affiliates of $4.7 million and $9.5 million and past mining obligation expense of $180.1 million and $173.7 million for the years ended December 31, 2011 and 2010, respectively, as described below.

Tons Sold and Revenues

Revenues in the Appalachia segment were higher for the year ended December 31, 2011 compared to the prior year primarily due to higher average sales prices. Average sales prices increased 21% due to the increased amount of metallurgical coal sold and increased sales prices compared to 2010.

Total sales volumes in Appalachia decreased for the year ended December 31, 2011 compared to 2010 primarily resulting from decreased dragline activity at our Corridor G (Hobet) mining complex due to development delays in 2011 stemming from the prolonged approval timeframe for the Hobet 45 permit, dating back to late 2008. In addition, we purchased and sold fewer tons of brokered coal in 2011 compared to the prior year purchases of thermal coal to cover certain sales commitments at our Panther mining complex. These decreases were partially offset by increase in metallurgical coal production due to opening new mines.

Revenues in the Illinois Basin segment were higher for the year ended December 31, 2011 as compared to 2010 primarily due to higher sales volumes, as well as slightly higher average sales prices. Total sales volumes for the year ended December 31, 2011 were higher compared to the prior year primarily due to roof falls at our Highland mine in the second and third quarters of 2010.

Appalachia Other Revenue was higher for the year ended December 31, 2011 primarily due to the recognition of income as underlying tons were shipped from a coal purchase option sold in a prior year. Additionally, we monetized future coal reserve royalty payments for $2.2 million in the second quarter of 2011.

Segment Operating Costs and Expenses

Segment operating costs and expenses for Appalachia for the year ended December 31, 2011 increased as compared to the prior year in large part due to higher costs related to expanded metallurgical coal production and sales with the addition of several new mines and additional sections at existing mines. The higher costs included increased sales-related costs driven by higher sales prices. Operating costs were also higher due to difficult geology and equipment issues at certain mines. During the year ended December 31, 2011, we incurred higher equipment and material costs, including rebuilds and general repairs and maintenance ($88.2 million); increased labor costs ($43.4 million); higher contract mining services ($21.3 million); and higher royalties, sales-related taxes and leases ($51.9 million). Additionally, the year ended December 31, 2011 also had higher fuel and explosives costs ($17.3 million) related to higher commodity prices.

Segment operating costs and expenses for the Illinois Basin increased for the year ended December 31, 2011 as compared to the prior year due to developing new areas and higher production, as well as increased labor costs and higher commodity prices. During the year ended December 31, 2011, we incurred higher equipment and material costs, including rebuilds and general repairs and maintenance ($22.2 million); increased labor costs ($8.3 million); and higher fuel and explosives costs ($4.0 million). Additionally, we also had higher royalties and sales-related taxes ($1.8 million) for the year ended December 31, 2011.

Segment Adjusted EBITDA

Our Segment Adjusted EBITDA for Appalachia was higher for the year ended December 31, 2011 compared to the prior year primarily due to higher average sales prices resulting from an increased mix and higher selling prices of metallurgical coal, which was partially offset by higher operating costs.

Segment Adjusted EBITDA for the Illinois Basin decreased for the year ended December 31, 2011 from the prior year primarily due to increased operating costs and expenses as discussed above, partially offset by higher revenues as a result of increased production and sales volumes.

Net Loss

			(dollars in thousands)	
			Favorable/ (Unfavorable)	
Year Ended December 31,	2011	2010	$	%
Segment Adjusted EBITDA	$ 374,200	$ 317,619	$ 56,581	17.8%
Corporate and Other:				
Past mining obligation expense	(180,109)	(173,736)	(6,373)	(3.7)%
Net gain on disposal or exchange of assets	35,557	48,226	(12,669)	(26.3)%
Selling and administrative expenses	(52,907)	(50,248)	(2,659)	(5.3)%
Total Corporate and Other	(197,459)	(175,758)	(21,701)	(12.3)%
Depreciation, depletion and amortization	(186,348)	(188,074)	1,726	0.9%
Asset retirement obligation expense	(81,586)	(63,034)	(18,552)	(29.4)%
Sales contract accretion	55,020	121,475	(66,455)	(54.7)%
Restructuring and impairment charge	(13,657)	(15,174)	1,517	10.0%
Interest expense and other	(65,533)	(57,419)	(8,114)	(14.1)%
Interest income	246	12,831	(12,585)	(98.1)%
Income tax provision	(372)	(492)	120	24.4%
Net loss	$(115,489)	$ (48,026)	$(67,463)	(140.5)%

Past Mining Obligation Expense

Past mining obligation expense was higher in 2011 compared to the prior year primarily due to the change in the discount rate assumption for our actuarially-determined liability for retiree healthcare, partially offset by lower funding rates for the UMWA healthcare benefit plans. In the third and fourth quarters of 2011, we also incurred costs related to the suspension of operations at a contractor-operated mine in the Big Mountain mining complex after we experienced a significant roof fall and other structural damages, believed to be the result of the earthquake centered near Washington D.C. in August 2011.

Net Gain on Disposal or Exchange of Assets

Net gain on disposal or exchange of assets was lower for the year ended December 31, 2011 compared to the prior year. In 2011, net gain on disposal or exchange of assets included gains of $18.7 million on a mineral rights exchange transaction in the fourth quarter, gains of $6.2 million on exchange and sale transactions for mineral interests in the third quarter, a gain of $7.3 million on a mineral rights exchange transaction and a gain of $2.1 million on a right of way purchase transaction in the second quarter. In 2010, net gain on disposal or exchange of assets included a gain of $2.9 million on an exchange transaction in the fourth quarter, a gain of $3.4 million on exchange transactions for mineral interests in the third quarter, gains of $14.3 million on two mineral rights exchange transactions in the second quarter and a gain of $24.0 million on an exchange transaction for mineral rights in the first quarter.

Selling and Administrative Expenses

Selling and administrative expenses increased for the year ended December 31, 2011 as compared to the prior year primarily due to a net increase in stock-based compensation expense resulting from a significant third quarter 2010 forfeiture.

Asset Retirement Obligation Expense

Asset retirement obligation expense increased for the year ended December 31, 2011 primarily due to increases to selenium water treatment obligations as a result of adjusting our estimated future costs of ongoing water treatment per the September 1, 2010 court ruling, as well as the amounts associated with a comprehensive consent decree. During the year ended December 31, 2011, asset retirement obligation expense increased by $17.0 million in adjustments to our liability due to changes in our selenium water treatment technology selection for one of our outfalls and $9.9 million in relation to a comprehensive consent decree. In the third quarter of 2010, additional asset retirement obligation expense of $20.7 million was recorded due to adjusting our estimated future costs of ongoing water treatment at three outfalls resulting from the requirements of the September 1, 2010 court ruling. In addition, reclamation expense increased primarily in the first and fourth quarters of 2011, due to certain mines closing earlier than previously scheduled. See Liquidity and Capital Resources for a more detailed description of the adjustments made in relation to selenium water treatment.

Sales Contract Accretion

Sales contract accretion decreased for the year ended December 31, 2011 as compared to the prior year primarily due to the expiration of several contracts assumed in the Magnum acquisition in the second half of 2010. We expect sales contract accretion to continue to decrease as the acquired below market sales contracts reach the end of their contract lives.

Restructuring and Impairment Charge

Restructuring and impairment charge for the year ended December 31, 2011 was comparable to the corresponding charge in the prior year. In 2011, we recorded an impairment charge of $13.6 million primarily related to the infrastructure and coal reserves impacted by mine closure decisions made in the fourth quarter of 2011. As coal demand and sales prices weakened in late 2011, we made the strategic decision to close certain high cost mines. In 2010, the charge related to the early closure of the Harris No. 1 mine in June 2010, resulting from adverse geologic conditions. The 2010 charge included a $2.8 million impairment charge related to equipment and coal reserves that were abandoned due to the mine closure and a restructuring component of $12.0 million for payment of remaining operational contracts to be made with no future economic benefit.

Interest Expense and Other

Interest expense and other increased for the year ended December 31, 2011 primarily due to interest expense related to the $250 million of Senior Notes issued on May 5, 2010 as well as the increased amortization of deferred financing costs related to the new senior notes and the amended and restated credit agreement entered into in May 2010. In addition, in February 2011, outstanding notes receivable related to the 2006 and 2007 sales of coal reserves and surface land were repaid in full for $115.7 million prior to the scheduled maturity date. The early repayment resulted in a loss of $5.9 million. Offsetting this increase in expense was the collection of $5.5 million in letter of credit fee reimbursements related to the administration of healthcare claims for a third party covering the past four years in the fourth quarter of 2011.

Interest Income

Interest income decreased significantly for the year ended December 31, 2011 compared to the prior year primarily related to the early repayment of outstanding notes receivable in February 2011.

Income Tax Provision

For the years ended December 31, 2011 and 2010, we recorded an income tax provision of $0.4 million and $0.5 million, respectively, related to certain state taxes. In 2011 and 2010, we had federal tax net operating losses for each respective year and a full valuation allowance recorded against deferred tax assets. The primary difference between book and taxable income for 2011 and 2010 was the treatment of the net sales contract accretion on the below market purchase and sales contracts acquired in the July 2008 Magnum acquisition, with such amounts being included in the computation of book income but excluded from the computation of taxable income.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

Summary

Our Segment Adjusted EBITDA for the year ended December 31, 2010 increased compared to the prior year primarily due to higher average sales prices and cost savings resulting from the suspension of certain higher cost mining operations in 2009. In 2009, we implemented a strategic response to the then weakened coal markets. As a result, we suspended certain mining operations, which in certain circumstances remained suspended throughout 2010. The increase in Segment Adjusted EBITDA was partially offset by decreased sales volumes during 2010. Sales volume decreases in 2010 resulted from the closure of the Harris No. 1 mine in June 2010, and certain 2009 mine suspensions, lower production due to more employee time spent with regulators related to inspections at certain of our mines, as well as roof falls at the Harris and Highland mines. While increased employee time spent on inspections resulted in lower production, these inspections did not result in increased citations. Due to the nature of our business, we incur a significant amount of fixed costs and, therefore, lower sales volumes contributed to a higher cost per ton.

In June 2010, we announced the closure of the Harris No. 1 mine due to the roof fall on the primary conveyor belt, adverse geologic conditions in the travel entries of the mine and employee safety concerns. The Harris No. 1 mine was nearing the end of its projected mining life and was scheduled for closure in 2011. We recorded a restructuring and impairment charge related to the closure of the Harris No. 1 mine and further rationalization of our operations at the Rocklick mining complex.

Our Panther and Federal mining complexes both had major longwall moves and related downtime in 2010. Our Federal longwall was idled for almost two weeks in September as a result of MSHA enforcement actions that were subsequently vacated. Previously, our Federal mine had temporarily suspended active mining operations in late February 2010, upon discovering potentially adverse atmospheric conditions in an abandoned area of the mine.

In September 2010, we recorded an adjustment of $20.7 million to reclamation and remediation expense as a result of adjusting our estimated selenium remediation costs of three Apogee outfalls based on the new technologies required to be used for water treatment at certain locations due to the September 1, 2010 court ruling.

Segment Results of Operations

(dollars and tons in thousands, except per ton amounts)

Year Ended December 31,	2010	2009	Increase (Decrease) Tons/$	%
Tons Sold				
Appalachia Mining Operations	24,276	25,850	(1,574)	(6.1)%
Illinois Basin Mining Operations	6,588	6,986	(398)	(5.7)%
Total Tons Sold	30,864	32,836	(1,972)	(6.0)%
Average sales price per ton sold				
Appalachia Mining Operations	$ 71.73	$ 66.79	$ 4.94	7.4%
Illinois Basin Mining Operations	41.90	38.52	3.38	8.8%
Revenue				
Appalachia Mining Operations	$1,741,430	$1,726,588	$ 14,842	0.9%
Illinois Basin Mining Operations	276,034	269,079	6,955	2.6%
Appalachia Other	17,647	49,616	(31,969)	(64.4)%
Total Revenues	$2,035,111	$2,045,283	$(10,172)	(0.5)%
Segment Operating Costs and Expenses(1)				
Appalachia Mining Operations and Other	$1,442,753	$1,481,831	$(39,078)	(2.6)%
Illinois Basin Mining Operations	274,739	260,529	14,210	5.5%
Total Segment Operating Costs and Expenses	$1,717,492	$1,742,360	$(24,868)	(1.4)%
Segment Adjusted EBITDA				
Appalachia Mining Operations and Other	$ 316,324	$ 294,373	$ 21,951	7.5%
Illinois Basin Mining Operations	1,295	8,550	(7,255)	(84.9)%
Total Segment Adjusted EBITDA	$ 317,619	$ 302,923	$ 14,696	4.9%

(1) Segment Operating Costs and Expenses represent consolidated operating costs and expenses of $1,900.7 million and $1,893.4 million less income from equity affiliates of $9.5 million and $0.4 million and past mining obligation expense of $173.7 million and $150.7 million for the years ended December 31, 2010 and 2009, respectively, as described below.

Tons Sold and Revenues

Revenues in the Appalachia segment were higher for the year ended December 31, 2010 compared to the prior year primarily due to higher average sales prices for both thermal and metallurgical coal during 2010. The higher average sales prices were driven largely by increased metallurgical coal sales volume as a result of our Panther and Winchester mines product being sold on the metallurgical market rather than the thermal market during 2010. These increases were partially offset by lower sales volumes related to the 2009 suspension of various mines, which in certain circumstances remained suspended throughout 2010, such as the Samples mine.

Revenues in the Illinois Basin segment were higher for the year ended December 31, 2010 as compared to the same period in 2009 primarily due to higher average sales prices, partially offset by decreased sales volumes. Decreased sales volumes resulted from lower production caused by difficult geologic conditions including roof falls at our Highland mine during 2010 and shifting to new mine sections at our Bluegrass mining complex. In addition, more employee time has been spent with regulators related to inspections throughout 2010, particularly at Highland, which impacted production volumes.

Appalachia Other revenue was lower for the year ended December 31, 2010 primarily due to cash settlements received for reduced shipments in 2009 as a result of renegotiated customer agreements.

Segment Operating Costs and Expenses

Segment operating costs and expenses for Appalachia for the year ended December 31, 2010 decreased as compared to the prior year. In relation to the closing or idling of certain mines and the reduction in utilization of one of our preparation plants in the second half of 2009, we had decreased contract mining costs ($21.1 million), labor costs ($19.0 million) and fuel and explosives, taxes, lease and royalty expenses ($23.0 million) during 2010. These decreases were partially offset by increased purchased coal ($33.8 million). The increased purchased coal costs included purchases of thermal coal to cover certain thermal sales commitments at our Panther and Winchester mines, where production is now being sold as a metallurgical product. Operating costs and expenses also benefited in 2010 from an increase in income from equity affiliates ($9.4 million) as compared to the prior year. Patriot established two separate joint ventures in 2008 designed to produce high quality metallurgical coal. These investments are beginning to generate more income, as the related mining properties continue to increase production.

Segment operating costs and expenses for the Illinois Basin increased for the year ended December 31, 2010 as compared to the prior year due to increased labor as a result of additional shifts and higher wages ($4.7 million), increased fuel and explosives expense primarily related to higher costs ($4.1 million) and additional repairs and maintenance activity ($3.5 million). Higher repair and maintenance costs related to additional belting repairs and roof bolting, as well as equipment maintenance. Costs were also negatively impacted by several roof falls at our Highland mine and heightened regulatory inspections throughout most of 2010.

Segment Adjusted EBITDA

Our Segment Adjusted EBITDA for Appalachia was higher for the year ended December 31, 2010 compared to the prior year primarily due to higher average sales prices and lower costs resulting from suspended or reduced production at certain mining operations, in particular some of our higher cost operations, in response to the economic recession experienced throughout 2009. These increases were partially offset by decreased sales volumes in 2010 and a decrease in non-recurring settlements from renegotiated customer agreements as compared to 2009.

Segment Adjusted EBITDA for the Illinois Basin decreased for the year ended December 31, 2010 from the prior year primarily due to higher operating costs.

Net Income (Loss)

(dollars in thousands)

			Favorable/ (Unfavorable)	
Year Ended December 31,	2010	2009	$	%
Segment Adjusted EBITDA	$ 317,619	$ 302,923	$ 14,696	4.9%
Corporate and Other:				
Past mining obligation expense	(173,736)	(150,661)	(23,075)	(15.3)%
Net gain on disposal or exchange of assets	48,226	7,215	41,011	568.4%
Selling and administrative expenses	(50,248)	(48,732)	(1,516)	(3.1)%
Total Corporate and Other	(175,758)	(192,178)	16,420	8.5%
Depreciation, depletion and amortization	(188,074)	(205,339)	17,265	8.4%
Asset retirement obligation expense	(63,034)	(35,116)	(27,918)	(79.5)%
Sales contract accretion, net	121,475	298,572	(177,097)	(59.3)%
Restructuring and impairment charge	(15,174)	(20,157)	4,983	24.7%
Interest expense and other	(57,419)	(38,108)	(19,311)	(50.7)%
Interest income	12,831	16,646	(3,815)	(22.9)%
Income tax provision	(492)	–	(492)	N/A
Net income (loss)	$ (48,026)	$ 127,243	$(175,269)	(137.7)%

Past Mining Obligation Expense

Past mining obligation expenses were higher in 2010 than the prior year primarily due to changes in assumptions related to our actuarially-determined liabilities for retiree healthcare and workers' compensation obligations ($28 million), with approximately one-half of the cost increase arising from the change to the discount rate. The increase was partially offset by lower costs related to suspended operations. The 2009 results included reduction-in-workforce costs related to suspended mines, primarily Samples.

Net Gain on Disposal or Exchange of Assets

Net gain on disposal or exchange of assets increased for the year ended December 31, 2010 as compared to the prior year. In 2010, net gain on disposal or exchange of assets included a gain of $2.9 million in the fourth quarter, a gain of $3.4 million in the third quarter, gains of $14.3 million on two transactions in the second quarter and a gain of $24.0 million in the first quarter. All of the gains were a result of exchange transactions for mineral interests. In 2009, net gain on disposal or exchange of assets included a $6.6 million gain on the exchange of surface land and coal mineral rights for certain mineral interests from two exchange transactions.

Selling and Administrative Expenses

Selling and administrative expenses increased for the year ended December 31, 2010 as compared to the prior year primarily due to higher incentive compensation expense partially offset by a net decrease in stock-based compensation expense due to a significant forfeiture in the third quarter.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization decreased for the year ended December 31, 2010 compared to the prior year, primarily due to lower volumes associated with certain mines being closed or suspended in the second half of 2009 and due to the full depreciation of a significant number of assets associated with our 2008 Magnum acquisition. These decreases were partially offset by increased depreciation at our Blue Creek complex, which began operations in December 2009.

Asset Retirement Obligation Expense

Asset retirement obligation expense increased for the year ended December 31, 2010 primarily due to the selenium water treatment obligations assumed in the July 2008 Magnum acquisition, which was recorded at fair value upon finalization of purchase accounting in June 2009. Additional selenium water treatment expense of $20.7 million was recorded in the third quarter of 2010 as a result of adjusting our estimated future costs of selenium remediation at certain outfalls resulting from requirements of the September 1, 2010 court ruling. See Liquidity and Capital Resources for further description of the ruling and the adjustments.

Sales Contract Accretion

Sales contract accretion decreased for the year ended December 31, 2010 as compared to the prior year due to certain contracts assumed in the Magnum acquisition expiring in 2009.

Restructuring and Impairment Charge

In the second quarter of 2010, we recorded a $14.8 million restructuring and impairment charge related to the June 2010 closure of the Harris No. 1 mine, resulting from adverse geologic conditions, and further rationalization of our operations at the Rocklick mining complex based on this early closure. The charge included a $2.8 million impairment charge related to equipment and coal reserves that were abandoned due to the mine closure and a restructuring component of $12.0 million for payment of obligations that will be made with no future economic benefit for remaining operational contracts. For the year ended December 31, 2009, we incurred a $12.9 million impairment charge related to certain infrastructure and thermal coal reserves near our Rocklick complex that were deemed uneconomical to mine, as well as a $7.3 million restructuring charge related to the discontinued use of a beltline into the Rocklick preparation plant during the fourth quarter of 2009.

Interest Expense and Other

Interest expense and other increased for the year ended December 31, 2010 primarily due to the $250 million of Senior Notes issued on May 5, 2010 as well as the increased amortization of deferred financing costs related to the new notes, accounts receivable securitization program entered into in March 2010, and the amended and restated credit agreement entered into in May 2010. In addition, we incurred additional interest expense in 2010 due to the Blue Creek preparation plant capital lease that began in May 2009.

Interest Income

Interest income decreased for the year ended December 31, 2010 compared to the prior year due to the collection of certain Black Lung excise tax refunds and related interest during 2009.

Income Tax Provision

For the year ended December 31, 2010, we recorded an income tax provision of $0.5 million related to certain state taxes. For the year ended December 31, 2009, no income tax provision was recorded. No federal income tax provision was recorded in 2010 or 2009 due to our tax net operating loss for each respective year and the full valuation allowance recorded against deferred tax assets. The primary difference between book and taxable income for 2010 and 2009 was the treatment of the net sales contract accretion on the below market purchase and sales contracts acquired in the July 2008 Magnum acquisition, with such amounts being included in the computation of book income but excluded from the computation of taxable income.

OUTLOOK

Market

We believe long-term fundamentals in coal markets remain intact. Seaborne metallurgical coal demand is expected to grow more than 170 million metric tons to 428 million by 2020, which is nearly 70% higher than the 2011 level. At the same time, seaborne thermal coal demand is expected to grow by 200 million, or more than 25%, to over 950 million metric tons, by 2020.

In the near-term, uncertainty in the marketplace is impacting coal demand worldwide. The demand for metallurgical coal, in particular, is dependent on the strength of global economies. Concerns over the pace of growth in China, the European financial crisis, and the strength of the U.S. recovery have caused pressure on steel demand. Even with these short-term concerns, U.S. coke plants were running near capacity and global steel mill percentage utilization remained in the mid-70s in early 2012. Even with weakened global economies, current metallurgical coal pricing in early 2012 remains high by historical standards.

In the thermal market, uncertainty over the U.S. economy and environmental regulations, weak natural gas prices and mild weather have led to reduced coal-fueled electricity generation and coal pricing. While implementation of the Cross-State Air Pollution Rule has been delayed by the courts, the future outcome of this rule remains unknown, as does the time frame for compliance. We believe that the domestic thermal market is likely to remain depressed for an extended period.

We believe that the globalization of coal markets will create opportunities, with demand from developing countries continuing to grow for both thermal and metallurgical coal. We believe U.S. metallurgical and thermal coal could increasingly be shipped overseas to satisfy the growing global demand. We believe the U.S. metallurgical and eastern thermal coals are well-positioned to participate in these export opportunities.

Patriot Operations

We anticipate 2012 sales volume in the range of 27 to 29 million tons, including metallurgical coal sales of 7.0 to 7.8 million tons. Given short-term market softness, we plan to reduce our production to preserve our high-quality coal until markets improve. Due to the uncertainty in the coal markets, our volume estimates for 2012 continue to evolve.

Headwinds created by low natural gas prices, mild weather and weaker international and domestic economies impacted coal markets during the year, and market weakness continues as we enter 2012. In early 2012, metallurgical coal demand trended downward, especially in export markets. At a time of weakness in international steel markets, buyers are seeking lower raw material costs. With more emphasis on cost and less emphasis on maximum production volume, coke makers can employ longer coking times, which enables them to use less premium-quality coking coal in their blends. In this operating environment, our Panther-type coals are enjoying increased domestic and international acceptance, given their attractive combination of quality and pricing characteristics. We have sold our Panther-type coals as metallurgical product in major quantities for more than ten years, and we have been successful in ramping up these metallurgical coal sales substantially over the last three years.

We took actions in early 2012 to match our metallurgical production with expected sales volume. We reduced production of high-quality metallurgical coal capacity at both our Rocklick and Wells complexes, with particular emphasis on higher cost operations.

Our modular mine portfolio allows us the versatility to increase or decrease production in a timely manner in response to market conditions. We began our Met Build-Out program in 2011, with a goal of significantly higher metallurgical coal production to meet anticipated market demand. We have temporarily placed portions of our Met Build-Out program on hold. We intend to bring back on line much of the idled production, as well as resume our metallurgical coal expansion, when market conditions warrant.

In thermal coal markets, we anticipate that international markets will present profitable export opportunities in the future for Eastern U.S. coals. We aggressively sold thermal coal for 2012 delivery to European markets, and expect thermal exports in 2012 of approximately 6 to 7 million tons, or nearly twice our thermal exports in 2011.

Given the depressed domestic thermal coal market, we have conducted a rigorous review of our Central Appalachia thermal coal mine portfolio. As a result, we made the decision to close the Big Mountain mining complex effective February 2, 2012.

As of December 31, 2011, approximately 50% of our employees were represented by the UMWA. In late September 2011, certain of our subsidiaries signed new agreements with the UMWA, which generally extend through December 2016. The contracts are substantially the same as the NBCWA negotiated earlier in 2011 between the Bituminous Coal Operators Association and the UMWA.

As discussed more fully under Part 1, Item 1A. Risk Factors in our 2011 Annual Report on Form 10-K, our results of operations in the near-term could be negatively impacted by factors such as U.S. and international financial, economic and political conditions; coal price volatility and demand; unforeseen adverse geologic conditions or equipment problems at mining locations; reductions of purchases or deferral of deliveries by major customers; changes in general global economic conditions; availability and prices of competing energy resources for electricity generation; changes in the interpretation, enforcement or application of existing and potential laws and regulations affecting the production and use of our products; the availability and costs of credit, surety bonds and letters of credit; weather patterns and conditions affecting energy demand or disrupting supply; our ability to identify and implement cost effective solutions for selenium water treatment; the passage of new or expanded regulations that could limit our ability to mine, increase our mining costs, or limit our customers' ability to utilize coal as fuel for electricity generation; existing or new environmental laws and regulations, including those related to selenium, and changes in the interpretation, enforcement or application thereof; failure to comply with debt covenants; the outcome of pending or future litigation; changes in the costs to provide healthcare to eligible active employees and certain retirees under postretirement benefit obligations and contribution requirements to multi-employer retiree healthcare and pension plans; customer performance and credit risks; fluctuating prices of key supplies, mining equipment and commodities; supplier and contract miner performance and the unavailability of transportation for coal shipments.

On a long-term basis, our results of operations could also be impacted by our ability to secure or acquire high-quality coal reserves; our ability to attract and retain qualified personnel; negotiation of labor contracts, labor availability and relations; and our ability to find replacement buyers for coal under contracts with comparable or favorable terms to existing contracts.

Potential legislation, regulation, treaties and accords at the local, state, federal and international level, and changes in the interpretation, enforcement or application of existing laws and regulations, have created some uncertainty and could have a significant impact on demand for coal and our future operational and financial results. For example, increased scrutiny of mining could make it difficult to receive permits or could otherwise cause production delays in the future. The lack of proven technology to meet selenium discharge standards creates uncertainty as to the future costs of water treatment to comply with mining permits, which may be materially different from our current estimates. Additionally, current and future regulation of greenhouse gas and other air emissions and coal combustion by-products could have an adverse effect on the financial condition of our customers and significantly impact the demand for coal. See Item 1A. Risk Factors in our 2011 Annual Report on Form 10-K for expanded discussion of these factors.

If upward pressure on costs exceeds our ability to realize revenue increases, or if we experience unanticipated operating or transportation difficulties, our operating margins could be negatively impacted. Management continues to focus on controlling costs, optimizing performance and responding quickly to market changes. Increased scrutiny by regulators has resulted in more comprehensive inspections and has caused decreased production and increased costs. We expect this heightened regulatory oversight to continue.

The guidance provided under the caption Outlook should be read in conjunction with the section entitled Cautionary Notice Regarding Forward Looking Statements on page 2 and Item 1A. Risk Factors in our 2011 Annual Report on Form 10-K. Actual events and results may vary significantly from those included in, or contemplated, or implied by the forward-looking statements under Outlook. For additional information regarding the risks and uncertainties that affect our business, see Item 1A. Risk Factors in our 2011 Annual Report on Form 10-K.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Employee-Related Liabilities

We have significant long-term liabilities for our employees' postretirement benefit costs and workers' compensation obligations. Detailed information related to these liabilities is included in Notes 18 and 19 to our consolidated financial statements. Expense for the year ended December 31, 2011 for these liabilities totaled $164.8 million, while payments were $94.4 million.

Postretirement benefits and certain components of our workers' compensation obligations are actuarially determined, and we use various actuarial assumptions, including the discount rate and future cost trends, to estimate the costs and obligations for these items. The discount rate is determined by utilizing a hypothetical bond portfolio model which approximates the future cash flows necessary to service our liabilities. We make assumptions related to future trends for medical care costs in the estimates of retiree healthcare and work-related injuries and illness obligations. Our medical trend assumption is developed by annually examining the historical trend of our cost per claim data.

If our assumptions do not materialize as expected, actual cash expenditures and costs that we incur could differ materially from our current estimates. Moreover, regulatory changes could increase our obligation to satisfy these or additional obligations. Our most significant employee liability is postretirement healthcare. Assumed discount rates and healthcare cost trend rates have a significant effect on the expense and liability amounts reported for postretirement healthcare plans. Below we have provided two separate sensitivity analyses to demonstrate the significance of these assumptions in relation to reported amounts.

Healthcare cost trend rate:	(dollars in thousands)	
	+1.0%	-1.0%
Effect on total service and interest cost components	$ 11,315	$ (9,363)
Effect on (gain)/loss amortization component	34,804	(28,925)
Effect on total postretirement benefit obligation	189,683	(158,180)

Discount rate:	(dollars in thousands)	
	+0.5%	-0.5%
Effect on total service and interest cost components	$ 894	$ (1,371)
Effect on (gain)/loss amortization component	(9,816)	10,021
Effect on total postretirement benefit obligation	(86,685)	92,122

Asset Retirement Obligations

Our reclamation obligations primarily consist of spending estimates for surface land reclamation and support facilities at both underground and surface mines in accordance with federal and state reclamation laws as defined by each mining permit. Reclamation obligations are determined for each mine using various estimates and assumptions including, among other items, estimates of disturbed acreage as determined from engineering data, estimates of future costs to reclaim the disturbed acreage, the timing of these cash flows, and a credit-adjusted, risk-free rate. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of the reclamation activities), the obligation and asset are revised to reflect the new estimate after applying the appropriate credit-adjusted, risk-free rate. If our assumptions do not materialize as expected, actual cash expenditures and costs that we incur could be materially different than currently estimated. Moreover, regulatory changes could increase our obligation to perform reclamation and mine closing activities.

Our selenium water treatment obligations primarily consist of the estimated liability for water treatment in order to comply with selenium effluent limits included in certain mining permits. The fair value of this liability as determined in purchase accounting reflects the discounted estimated costs of the treatment systems to be installed and maintained with the goal of meeting the requirements of current court orders, consent decrees and mining permits. This estimate was prepared considering the dynamics of current legislation, capabilities of currently available technology and our planned remediation strategy. The exact amount of our assumed liability is uncertain due to the fact there is no proven technology to decrease existing selenium discharges in excess of allowable limits to meet current permit standards. If technology becomes available that meets permit standards or if the standards change in the future, our actual cash expenditures and costs that we incur could be materially different than currently estimated.

Asset retirement obligation expense for the year ended December 31, 2011 was $81.6 million, and payments totaled $13.8 million. See detailed information regarding our asset retirement obligations in Notes 17 and 23 to our consolidated financial statements.

Income Taxes

Deferred tax assets and liabilities are recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. In addition, deferred tax assets are reduced by a valuation allowance if it is "more likely than not" that some portion or the entire deferred tax asset will not be realized. In our annual evaluation of the need for a valuation allowance, we take into account various factors, including the expected level of future taxable income and available tax planning strategies. If actual results differ from the assumptions made in our annual evaluation of our valuation allowance, we may record a change in valuation allowance through income tax expense in the period this determination is made. As of December 31, 2011 and 2010, we maintained a full valuation allowance against our net deferred tax assets.

Uncertain tax positions taken on previously filed tax returns or expected to be taken on future tax returns are reflected in the measurement of current and deferred taxes. The initial recognition process is a two-step process with a recognition threshold step and a step to measure the benefit. A tax benefit is recognized when it is "more likely than not" of being sustained upon audit based on the merits of the position. The second step is to measure the appropriate amount of the benefit to be recognized based on a best estimate measurement of the maximum amount which is more likely than not to be realized. As of December 31, 2011 and 2010, the unrecognized tax benefits, if recognized, would not currently affect our effective tax rate as any recognition would be offset with a valuation allowance. We do not expect any significant increases or decreases to unrecognized tax benefits within twelve months of this reporting date.

Additional detail regarding how we account for income taxes and the effect of income taxes on our consolidated financial statements is available in Note 14.

Revenue Recognition

In general, we recognize revenues when they are realizable and earned. We generated substantially all of our revenues in 2011 from the sale of coal to our customers. Revenues from coal sales are realized and earned when risk of loss passes to the customer. Coal sales are made to our customers under the terms of coal supply agreements, most of which have a term of one year or more. Under the typical terms of these coal supply agreements, risk of loss transfers to the customer at the mine or port, where coal is loaded to the rail, barge, ocean-going vessel, truck or other transportation source that delivers coal to its destination.

With respect to other revenues, other operating income, or gains on disposal or exchange of assets recognized in situations unrelated to the shipment of coal, we carefully review the facts and circumstances of each transaction and apply the relevant accounting literature as appropriate. We do not recognize revenue until the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectability is reasonably assured.

Derivatives

We utilize derivative financial instruments to manage exposure to certain commodity prices. We recognize derivative financial instruments at fair value in the consolidated balance sheets. For derivatives that are not designated as hedges, the periodic change in fair value is recorded directly to earnings. For derivative instruments that qualify and are designated by us as cash flow hedges, the periodic change in fair value is recorded to "Accumulated other comprehensive loss" until the contract settles or the relationship ceases to qualify for hedge accounting. In addition, if a portion of the change in fair value for a cash flow hedge is deemed ineffective during a reporting period, the ineffective portion of the change in fair value is recorded directly to earnings. We entered into heating oil swap and ultra low sulfur diesel fuel contracts to manage our exposure to diesel fuel prices. The changes in diesel fuel prices and the prices for these financial instruments are highly correlated, thus allowing the swap contracts to be designated as cash flow hedges.

Share-Based Compensation

We have an equity incentive plan for certain eligible employees and eligible non-employee directors that allows for the issuance of share-based compensation in the form of restricted stock, incentive stock options, nonqualified stock options, stock appreciation rights, performance awards, restricted stock units and deferred stock units. We utilize the Black-Scholes option pricing model to determine the fair value of stock options and an applicable lattice pricing model to determine the fair value of certain market-based performance awards. Determining the fair value of share-based awards requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise, the associated volatility, and a risk-free interest rate. Judgment is also required in estimating the amount of share-based awards expected to be forfeited prior to vesting. If actual forfeitures differ significantly from these estimates, share-based compensation expense could be materially impacted.

Impairment of Long-Lived Assets

Impairment losses on long-lived assets used in operations are recorded when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets under various assumptions are less than the carrying amounts of those assets. Impairment losses are measured by comparing the estimated fair value of the impaired asset to its carrying amount.

Business Combinations

We account for business acquisitions using the purchase method of accounting. Under this method of accounting, the purchase price is allocated to the fair value of the net assets acquired. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and the utilization of independent valuation experts, and often involves the use of significant estimates and assumptions, including, but not limited to, assumptions with respect to future cash flows, discount rates and asset lives.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash include sales of our coal production to customers, sales of non-core assets and financing transactions. Our primary uses of cash include our cash costs of coal production, capital expenditures, interest costs and costs related to past mining obligations and reclamation as well as acquisitions. Our ability to service our debt (interest and principal) and acquire new productive assets or businesses is dependent upon our ability to continue to generate cash from the primary sources noted above in excess of the primary uses. We expect to fund our capital expenditure requirements with cash generated from operations or borrowed funds as necessary.

Net cash provided by operating activities was $124.7 million for the year ended December 31, 2011, an increase of $88.4 million compared to the prior year. The increase in cash provided by operating activities primarily related to higher cash flows from operations of $38.2 million, primarily driven by higher metallurgical coal sales prices, and changes in working capital of $54.5 million, partially offset by a one-time surety deposit of $15.0 million. The $15.0 million surety deposit was posted with the U.S. Department of Labor (DOL) in 2011 in relation to certain of our occupational disease (Federal black lung) workers' compensation obligations. As part of our 2007 spin-off, Peabody had previously guaranteed with the DOL certain obligations related to our subsidiaries until they were fully transferred in 2011.

Net cash used in investing activities was $92.9 million for the year ended December 31, 2011, a decrease of $17.0 million compared to cash used in investing activities of $109.9 million in the prior year. The decrease in cash used in investing activities in 2011 reflected the early repayment of $115.7 million of our outstanding notes receivable in February 2011 as compared to the collection of $33.1 million in scheduled payments on the same notes receivable in 2010. The decrease in cash used was partially offset by cash paid in a litigation settlement of $14.8 million and an increase in capital expenditures of $51.7 million in 2011 primarily related to the build out of our metallurgical coal production. As part of a litigation settlement, we made a payment of $14.8 million, and ownership of the assets and liabilities from a 2005 sale reverted back to us. The assets include coal reserves in West Virginia and surface land in Illinois at closed mine sites. The liabilities include the reclamation obligations related to these assets.

Net cash used in financing activities was $30.7 million for the year ended December 31, 2011 compared to cash provided by financing activities of $239.6 million for the year ended December 31, 2010. In 2011, we made long-term debt payments of $31.0 million, primarily due to the purchase of the Blue Creek preparation plant which was formerly leased. In May 2010, we received proceeds of $248.2 million, net of discount, from our debt offering of 8.25% Senior Notes, as well as $17.7 million from a coal reserve financing transaction in June 2010. In 2010, the cash provided by financing activities was partially offset by deferred financing costs of $20.7 million related to the May 2010 debt offering, the May 2010 credit facility restatement and amendment and the accounts receivable securitization program.

Selenium Water Treatment Obligations

September 1, 2010 U.S. District Court Ruling

On September 1, 2010, the U.S. District Court found Apogee Coal Company, LLC (Apogee) in contempt for failing to comply with the March 19, 2009 consent decree. Apogee was ordered to install a Fluidized Bed Reactor (FBR) water treatment facility for three outfalls and to come into compliance with applicable selenium discharge limits at these three outfalls by March 1, 2013. In September 2010, we increased the portion of the selenium water treatment liability related to Apogee by $20.7 million for the fair value of the estimated future ongoing operating costs related to these three outfalls. We record the costs to install the Apogee FBR water treatment facility as capital expenditures when incurred. As of December 31, 2011, we have spent approximately $12.6 million on the Apogee FBR facility and the total expenditures are estimated to be approximately $55 million. We began construction on the Apogee FBR facility in the third quarter of 2011.

Additionally, the U.S. District Court ordered Hobet Mining, LLC (Hobet) to submit a proposed schedule to develop a treatment plan for a Hobet Surface Mine No. 22 outfall by October 1, 2010 and to come into compliance with applicable discharge limits under the permit by May 1, 2013. We submitted the required schedule, which included conducting additional pilot projects related to certain technological alternatives. A treatment technology to be utilized at this Hobet Surface Mine No. 22 outfall was filed with the U.S. District Court in June 2011 in accordance with the submitted schedule. In June 2011, we recorded an adjustment of $24.0 million to the selenium water treatment liability primarily related to the estimated future ongoing operating costs of an FBR water treatment facility at this outfall. This charge is reflected in "Asset retirement obligation expense" in the consolidated statement of operations.

In December 2011, the Special Master appointed by the U.S. District Court to oversee the Hobet Surface Mine No. 22 project approved Hobet's request to substitute ABMet selenium treatment technology for the FBR technology at this outfall. The U.S. District Court subsequently confirmed this substitution. As with the Apogee FBR facility, we will record the costs to install the Hobet ABMet water treatment facility as capital expenditures when incurred. We continue to design and seek permits for the Hobet ABMet facility and anticipate beginning construction on the facility in the first half of 2012. The estimated total expenditures for completing the ABMet water treatment facility is approximately $25 million, which is significantly less than the estimated $40 million to build the Hobet FBR facility.

In December 2011, we adjusted the portion of the selenium water treatment liability related to Hobet Surface Mine No. 22 by $10.3 million for the decrease in the fair value of the estimated future ongoing operating costs related to this outfall due to the change in the technology. We also wrote off approximately $3.0 million related to final engineering specifications for the Hobet FBR facility. These charges are reflected in "Asset retirement obligation expense" in our consolidated statement of operations.

FBR technology had not been used to remove selenium or any other minerals discharged at coal mining operations prior to our pilot project performed in 2010. The FBR water treatment facility required by the September 1, 2010 ruling will be the first facility constructed for selenium removal on a commercial scale. Neither FBR nor ABMet technology has been proven effective on a full-scale commercial basis at coal mining operations and there can be no assurance that either of these technologies will be successful under all variable conditions experienced at our mining operations.

February 2011 Litigation

In February 2011, OVEC and two other environmental groups filed a lawsuit against us, Apogee, Catenary Coal Company, LLC (Catenary) and Hobet, in the U.S. District Court alleging violations of ten NPDES permits and certain SMCRA permits. We refer to this case as the February 2011 Action. The February 2011 Action involves the same four NPDES permits that are the subject of the Catenary WVDEP Action, the same Apogee permit that is the subject of the Apogee WVDEP Action, the same four NPDES permits that are the subject of the Hobet WVDEP Action and one additional NPDES permit held by Hobet that is not the subject of any action by WVDEP. The plaintiffs were seeking fines, compliance with permit limits and other requirements, and injunctive relief.

In late 2011, we substantially agreed to the terms of a settlement agreement with OVEC and the other environmental groups. On January 18, 2012, we finalized a comprehensive consent decree that, when entered by the U.S. District Court, will resolve the February 2011 Action. The comprehensive consent decree also sets technology selection and compliance dates for the outfalls in the ten permits included in the February 2011 Action on a staggered basis, allowing us to continue testing certain technologies as well as to take advantage of technology that is still in the development stage. The comprehensive consent decree separates the outfalls included in these ten NPDES permits into categories based on the average gallons per minute water flow at each outfall. The comprehensive consent decree requires that we select water treatment technology alternatives by category beginning with the first category in September 2012 and ending with the last category in September 2014.

Additionally, we agreed to, among other things, come into compliance with applicable selenium discharge limits at each outfall in the category beginning with the first category within 24 months of the effective date of the agreement and ending with the last category within 60 months of the effective date of the agreement. We also agreed to, among other things, waive our rights to mine certain coal reserves and to pay $7.5 million in civil penalties. The plaintiffs agreed to, among other things, refrain from instituting new lawsuits with respect to the permits and outfalls identified in the comprehensive consent decree for certain periods, provided we meet the specified requirements. The comprehensive consent decree also established a framework under which we will interface with the plaintiffs with respect to the identified permits and outfalls. See the table below for additional details. The comprehensive consent decree will become effective upon entry by the U.S. District Court after the conclusion of a public comment period.

The amounts paid per the comprehensive consent decree of $7.5 million and the write-off of the forfeited coal reserves of approximately $2.3 million are reflected in "Asset retirement obligation expense" in our consolidated statement of operations.

Category/Gallons Per Minute	Technology Selection Date	Projected Compliance Date
I / 0-200	September 1, 2012	24 months from the effective date of the agreement
II / 201-400	December 31, 2012	36 months from the effective date of the agreement
III / 401-600	March 31, 2013	45 months from the effective date of the agreement
IV / 601-1000	September 1, 2013	50 months from the effective date of the agreement
V / 1000 +	September 1, 2014	60 months from the effective date of the agreement

While we are actively continuing to explore treatment options, there can be no assurance as to if or when a definitive solution will be identified and implemented. As a result, actual costs may differ from our current estimates. We will make additional adjustments to our liability when it becomes probable that we will utilize a different technology or modify the current technology, whether due to developments in our ongoing research, technology changes or modifications according to the comprehensive consent decree or other legal obligations to do so. Additionally, there are no assurances we will meet the timetable stipulated in the various court orders, consent decrees and permits.

Credit Facilities

Effective May 5, 2010, we entered into a $427.5 million amended and restated credit agreement with a maturity date of December 31, 2013. The credit facility provides for the issuance of letters of credit and direct borrowings. We incurred total fees of $10.9 million in relation to the amended and restated credit agreement. These fees as well as the fees related to the initial agreement are being amortized over the remaining term of the amended and restated agreement. We wrote-off $0.6 million of the fees from the initial agreement due to changes to the syndication group.

The obligations under our credit facility are secured by a first lien on substantially all of our assets, including but not limited to certain of our mines, coal reserves and related fixtures. The credit facility contains certain customary covenants, including financial covenants limiting our indebtedness related to net debt coverage and cash interest expense coverage, as well as certain limitations on, among other things, additional debt, liens, investments, acquisitions and capital expenditures, future dividends, and asset sales. In January 2011 and 2012, we entered into amendments to the credit agreement which, among other things, modified certain limits and minimum requirements of our financial covenants. At December 31, 2011, we were in compliance with the covenants of our amended credit facility.

The terms of the credit facility also contain certain customary events of default, which give the lenders the right to accelerate payments of outstanding debt in certain circumstances. Customary events of default include breach of covenants, failure to maintain required ratios, failure to make principal payments or to make interest or fee payments within a grace period, and default, beyond any applicable grace period, on any of our other indebtedness exceeding a certain amount.

Our credit facility contains financial covenants which require us to maintain specified ratios of Consolidated Interest Coverage and Consolidated Net Leverage (each as defined in the credit facility). Given the current state of global economic conditions, volatile financial markets, changing governmental regulation related to the production and use of our products, as well as competition from natural gas, there is a possibility that we may not be able to comply with our financial covenants. Failure to comply with our financial covenants would be an event of default under the terms of our credit facility and could result in the acceleration of the loans outstanding thereunder, and possibly all of our debt obligations.

If we are unable to comply with the financial covenants under our credit facility, we will be required to seek one or more amendments or waivers from our lenders. We believe that we would be able to obtain any required amendments or waivers, but can give no assurance that we would be able to do so on favorable terms, if at all. If we are unable to obtain any required amendments or waivers, our lenders would have the right to exercise the remedies specified in the credit facility documents, including accelerating the repayment of our debt and taking collection action against us, including proceeding against the collateral securing the credit facility.

In March 2010, we entered into a $125 million accounts receivable securitization program, which provides for the issuance of letters of credit and direct borrowings. Trade accounts receivable are sold, on a revolving basis, to a wholly-owned bankruptcy-remote entity (facilitating entity), which then sells an undivided interest in all of the trade accounts receivable to creditors as collateral for any borrowings. Available liquidity under the program fluctuates with the balance of our trade accounts receivable. The outstanding trade accounts receivable balance was $171.0 million and $146.6 million as of December 31, 2011 and 2010, respectively.

Based on our continuing involvement with the trade accounts receivable balances, including continued risk of loss, the sale of the trade accounts receivable to the creditors does not receive sale accounting treatment. As such, the trade accounts receivable balances remain on our financial statements until settled. Any direct borrowings under the program are recorded as secured debt.

Both the credit agreement and the accounts receivable securitization program (the facilities) are available for our working capital requirements, capital expenditures and other corporate purposes. As of December 31, 2011 and 2010, the balance of outstanding letters of credit issued against the credit facilities totaled $331.8 million and $355.3 million, respectively. There were no outstanding short-term borrowings against these facilities as of December 31, 2011 and 2010. Availability under these facilities was $220.7 million and $197.2 million as of December 31, 2011 and 2010, respectively.

Senior Notes Issuance

On May 5, 2010, we completed a public offering of $250 million in aggregate principal amount of 8.25% Senior Notes due 2018. The net proceeds of the offering were approximately $240 million after deducting the initial $1.8 million discount, purchasers' commissions and fees, and expenses of the offering. The net proceeds were being used for general corporate purposes, which may include capital expenditures for development of additional coal production capacity, working capital, acquisitions, refinancing of other debt or other capital transactions. The discount is being amortized over the term of the notes. For the years ended December 31, 2011 and 2010, interest expense for the senior notes was $20.9 million and $13.2 million, respectively.

Interest on the notes is payable semi-annually in arrears on April 30 and October 30 of each year. The notes mature on April 30, 2018, unless redeemed in accordance with their terms prior to such date. The notes are senior unsecured obligations, rank equally with all of our existing and future senior debt and are senior to any subordinated debt. The notes are guaranteed by the majority of our wholly-owned subsidiaries.

The notes may be redeemed at any time prior to April 30, 2014, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest and a "make-whole" premium as defined in the indentures. The notes may be redeemed on or after April 30, 2014 at certain redemption prices as defined in the indentures. In addition, up to 35% of the aggregate principal amount of the notes may be redeemed prior to April 30, 2013 at a redemption price equal to 108.25% of the principal amount thereof from the net proceeds of certain equity offerings.

The indenture governing the notes contains customary covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred equity; pay dividends or distributions; repurchase equity or repay subordinated indebtedness; make investments or certain other restricted payments; create liens; sell assets; enter into agreements that restrict dividends, distributions or other payments from subsidiaries; enter into transactions with affiliates; and consolidate, merge or transfer all or substantially all of our assets. The indenture also contains certain customary events of default, which give the lenders the right to accelerate payments of outstanding debt in certain circumstances. Customary events of default include breach of covenants, failure to make principal payments or to make interest payments within a grace period, and default, beyond any applicable grace period, on any of our other indebtedness exceeding a certain amount.

Private Convertible Senior Notes Issuance

On May 28, 2008, we completed a private offering of $200 million in aggregate principal amount of 3.25% Convertible Senior Notes due 2013, including $25 million related to the underwriters' overallotment option. The net proceeds of the offering were $194 million after deducting the commissions and fees and expenses of the offering. We used the majority of the proceeds of the offering to repay Magnum's existing senior secured indebtedness and acquisition related fees and expenses. All remaining amounts were used for other general corporate purposes.

We utilized an interest rate of 8.85% to reflect the nonconvertible market rate of our offering upon issuance, which resulted in a $45 million discount to the convertible note balance and an increase to "Additional paid-in capital" to reflect the value of the conversion feature. The nonconvertible market interest rate was based on an analysis of similar securities trading in the market at the pricing date of the issuance, taking into account company specific data such as credit spreads and implied volatility. In addition, we allocated the financing costs related to the issuance of the convertible instruments between the debt and equity components. The debt discount is amortized over the contractual life of the convertible notes, resulting in additional interest expense above the contractual coupon amount. Interest expense for the convertible notes was $15.8 million, $15.1 million and $14.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Interest on the notes is payable semi-annually in arrears on May 31 and November 30 of each year. The notes mature on May 31, 2013, unless converted, repurchased or redeemed in accordance with their terms prior to such date. The notes are senior unsecured obligations, rank equally with all of our existing and future senior debt and are senior to any subordinated debt.

The notes are convertible into cash and, if applicable, shares of Patriot's common stock during the period from issuance to February 15, 2013, subject to certain conditions of conversion as described below. The conversion rate for the notes is 14.7778 shares of Patriot's common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $67.67 per share of common stock. The conversion rate and the conversion price are subject to adjustment for certain dilutive events, such as a future stock split or a distribution of a stock dividend.

The notes require us to settle all conversions by paying cash for the lesser of the principal amount or the conversion value of the notes, and by settling any excess of the conversion value over the principal amount in cash or shares, at our option.

Holders of the notes may convert their notes prior to the close of business on the business day immediately preceding February 15, 2013, only under the following circumstances: (1) during the five trading day period after any ten consecutive trading day period (the measurement period) in which the trading price per note for each trading day of that measurement period was less than 97% of the product of the last reported sale price of Patriot's common stock and the conversion rate on each such trading day; (2) during any calendar quarter and only during such calendar quarter, if the last reported sale price of Patriot's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on each such trading day; (3) if such holder's notes have been called for redemption or (4) upon the occurrence of corporate events specified in the indenture. The notes will be convertible, regardless of the foregoing circumstances, at any time from, and including, February 15, 2013 until the close of business on the business day immediately preceding the maturity date.

The number of shares of Patriot's common stock that we may deliver upon conversion will depend on the price of our common stock during an observation period as described in the indenture. Specifically, the number of shares deliverable upon conversion will increase as the common stock price increases above the conversion price of $67.67 per share during the observation period. The maximum number of shares that we may deliver is 2,955,560. However, if certain fundamental changes occur in Patriot's business that are deemed "make-whole fundamental changes" in the indenture, the number of shares deliverable on conversion may increase, up to a maximum amount of 4,137,788 shares. These maximum amounts are subject to adjustment for certain dilutive events, such as a stock split or a distribution of a stock dividend.

Holders of the notes may require us to repurchase all or a portion of our notes upon a fundamental change in our business, as defined in the indenture. The holders would receive cash for 100% of the principal amount of the notes, plus any accrued and unpaid interest.

Patriot may redeem (i) some or all of the notes at any time on or after May 31, 2011, but only if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date we provide the relevant notice of redemption exceeds 130% of the conversion price in effect on each such trading day, or (ii) all of the notes if at any time less than $20 million in aggregate principal amount of notes remain outstanding. In both cases, notes will be redeemed for cash at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest up to, but excluding, the relevant redemption date.

The notes and any shares of common stock issuable upon conversion have not been registered under the Securities Act of 1933, as amended (the Securities Act), or any state securities laws. The notes were only offered to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act.

Promissory Notes

In conjunction with an exchange transaction involving the acquisition of Illinois Basin coal reserves in 2005, we entered into promissory notes. The promissory notes and related interest are payable in annual installments of $1.7 million beginning January 2008. The promissory notes mature in January 2017. At December 31, 2011, the short-term portion of the promissory notes was $1.2 million.

Other

We do not anticipate that we will pay cash dividends on our common stock in the near term. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will be dependent upon covenant limitations in our credit facility and other debt agreements, our financial condition and future earnings, our capital, legal and regulatory requirements, and other factors our Board deems relevant.

CONTRACTUAL OBLIGATIONS

(dollars in thousands)

	Payments Due by Year as of December 31, 2011			
	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt obligations (principal and cash interest)	$ 28,825	$247,900	$ 44,650	$ 282,638
Operating lease obligations	57,213	85,194	24,175	763
Coal reserve lease and royalty obligations	34,547	73,217	44,916	94,073
Other long-term liabilities(1)	170,516	355,679	361,848	1,304,791
Total contractual cash obligations	$291,101	$761,990	$475,589	$1,682,265

(1) Represents long-term liabilities relating to our postretirement benefit plans, work-related injuries and illnesses and mine reclamation, selenium water treatment and end-of-mine closure costs.

As of December 31, 2011, we had $172.8 million of purchase obligations for capital expenditures. Of this amount, we have equipment totaling $115.2 million scheduled for delivery in 2012, with the remainder in subsequent years. We typically finance a significant portion of equipment through leasing arrangements. Total capital expenditures for 2012 are expected to range from $160 million to $180 million.

OFF-BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees, indemnifications, and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in our consolidated balance sheets, and we do not expect any material adverse effect on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

We have used a combination of surety bonds and letters of credit to secure our financial obligations for reclamation, workers' compensation, postretirement benefits and lease obligations as follows as of December 31, 2011:

(dollars in thousands)

	Asset Retirement Obligations	Workers' Compensation Obligations	Retiree Health Obligations	Other[1]	Total
Surety bonds	$185,649	$ 44	$ –	$ 9,408	$195,101
Letters of credit	139,392	132,181	56,730	3,498	331,801
Third-party guarantees	–	–	–	7,536	7,536
	$325,041	$132,225	$56,730	$20,442	$534,438

(1) Includes collateral for surety companies and bank guarantees, road maintenance, lease obligations and performance guarantees.

As of December 31, 2011, Arch held surety bonds of $39.4 million related to properties acquired by Patriot in the Magnum acquisition, of which $38.5 million related to reclamation. As a result of the acquisition, Patriot has posted letters of credit in Arch's favor, as required.

As part of the spin-off, Peabody had guaranteed certain of our workers' compensation obligations with the U.S. Department of Labor (DOL). We posted our own surety directly with the DOL in early 2011.

In relation to an exchange transaction involving the acquisition of Illinois Basin coal reserves in 2005, we guaranteed bonding for a partnership in which we formerly held an interest. The aggregate amount that we guaranteed was $2.8 million and the fair value of the guarantee recognized as a liability was $0.2 million as of December 31, 2011. Our obligation under the guarantee extends to September 2015.

In connection with the spin-off, Peabody assumed certain of Patriot's retiree healthcare liabilities. The present value of these liabilities totaled $696.8 million as of December 31, 2011. These liabilities included certain obligations under the Coal Act for which Peabody and Patriot are jointly and severally liable, obligations under the 2007 NBCWA for which we are secondarily liable, and obligations for certain active, vested employees of Patriot.

NEWLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Multiemployer Benefit Plans

In September 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance which increases the quantitative and qualitative disclosures an employer is required to provide about its participation in multiemployer benefit plans. We adopted this guidance effective December 31, 2011, with no effect on our results of operations or financial condition.

Comprehensive Income

In June 2011, the FASB issued authoritative guidance which requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. This guidance is effective for fiscal years beginning after December 15, 2011, and we will adopt it on January 1, 2012. While we are currently evaluating the impact on our disclosures and presentation of our financial statements, we do not believe this guidance will affect our results of operations or financial condition.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Patriot Coal Corporation

We have audited the accompanying consolidated balance sheets of Patriot Coal Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patriot Coal Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Patriot Coal Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2012, expressed an unqualified opinion thereon.

Ernst & Young LLP

St. Louis, Missouri
February 22, 2012

Consolidated Statements of Operations

(dollars in thousands, except share and per share data)			
Year Ended December 31,	2011	2010	2009
Revenues			
Sales	$ 2,378,260	$ 2,017,464	$ 1,995,667
Other revenues	24,246	17,647	49,616
Total revenues	2,402,506	2,035,111	2,045,283
Costs and expenses			
Operating costs and expenses	2,213,124	1,900,704	1,893,419
Depreciation, depletion and amortization	186,348	188,074	205,339
Asset retirement obligation expense	81,586	63,034	35,116
Sales contract accretion	(55,020)	(121,475)	(298,572)
Restructuring and impairment charge	13,657	15,174	20,157
Selling and administrative expenses	52,907	50,248	48,732
Net gain on disposal or exchange of assets	(35,557)	(48,226)	(7,215)
Income from equity affiliates	(4,709)	(9,476)	(398)
Operating profit (loss)	(49,830)	(2,946)	148,705
Interest expense and other	65,533	57,419	38,108
Interest income	(246)	(12,831)	(16,646)
Income (loss) before income taxes	(115,117)	(47,534)	127,243
Income tax provision	372	492	–
Net income (loss)	$ (115,489)	$ (48,026)	$ 127,243
Weighted average shares outstanding:			
Basic	91,321,931	90,907,264	84,660,998
Effect of dilutive securities	–	–	763,504
Diluted	91,321,931	90,907,264	85,424,502
Earnings (loss) per share:			
Basic	$ (1.26)	$ (0.53)	$ 1.50
Diluted	$ (1.26)	$ (0.53)	$ 1.49

Consolidated Balance Sheets

(dollars in thousands, except share data)

December 31,	2011	2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 194,162	$ 193,067
Accounts receivable and other, net of allowance for doubtful accounts of $138 and $141 as of December 31, 2011 and 2010, respectively	177,695	207,365
Inventories	98,366	97,973
Prepaid expenses and other current assets	28,191	28,648
Total current assets	498,414	527,053
Property, plant, equipment and mine development		
Land and coal interests	2,935,796	2,870,182
Buildings and improvements	504,275	439,326
Machinery and equipment	748,013	679,429
Less accumulated depreciation, depletion and amortization	(973,157)	(828,402)
Property, plant, equipment and mine development, net	3,214,927	3,160,535
Notes receivable	–	69,540
Investments and other assets	63,203	52,908
Total assets	$3,776,544	$3,810,036
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 459,694	$ 409,284
Below market sales contracts acquired	44,787	70,917
Current portion of debt	1,182	3,329
Total current liabilities	505,663	483,530
Long-term debt, less current maturities	441,064	451,529
Asset retirement obligations	417,900	349,791
Workers' compensation obligations	231,585	220,757
Postretirement benefit obligations	1,387,317	1,269,168
Obligation to industry fund	35,429	38,978
Below market sales contracts acquired, noncurrent	46,217	92,253
Other noncurrent liabilities	45,218	60,949
Total liabilities	3,110,393	2,966,955
Stockholders' equity		
Common stock ($0.01 par value; 300,000,000 shares authorized; 91,885,338 and 90,944,595 shares issued and outstanding at December 31, 2011 and 2010, respectively)	919	909
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2011 and 2010)	–	–
Series A Junior Participating Preferred Stock ($0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding at December 31, 2011 and 2010)	–	–
Additional paid-in capital	977,169	961,285
Retained earnings	73,093	188,582
Accumulated other comprehensive loss	(385,030)	(307,695)
Total stockholders' equity	666,151	843,081
Total liabilities and stockholders' equity	$3,776,544	$3,810,036

Consolidated Statements of Cash Flows

(dollars in thousands)

Year Ended December 31,	2011	2010	2009
Cash Flows From Operating Activities			
Net income (loss)	$(115,489)	$ (48,026)	$ 127,243
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, depletion and amortization	186,348	188,074	205,339
Amortization of deferred financing costs	7,356	6,412	3,700
Amortization of debt discount	9,543	8,710	7,864
Sales contract accretion	(55,020)	(121,475)	(298,572)
Impairment charge	13,093	2,823	12,949
Selenium-related asset write-offs	5,369	–	–
Loss on early payment of note receivable	5,868	–	–
Net gain on disposal or exchange of assets	(35,557)	(48,226)	(7,215)
Income from equity affiliates	(4,709)	(9,476)	(398)
Distributions from equity affiliates	3,219	5,095	1,000
Stock-based compensation expense	13,779	11,657	13,852
Changes in current assets and liabilities:			
Accounts receivable	(22,336)	(59)	(3,565)
Inventories	(393)	(16,785)	(6,530)
Other current assets	(1,161)	(15,172)	903
Accounts payable and accrued expenses	22,125	(24,258)	(38,867)
Interest on notes receivable	–	(12,652)	(14,030)
Asset retirement obligations	52,042	38,719	14,988
Workers' compensation obligations	8,580	12,343	4,470
Accrued postretirement benefit costs	58,871	50,944	26,248
Obligation to industry fund	(3,278)	(2,769)	(3,019)
Federal black lung collateralization	(14,990)	–	–
Other, net	(8,523)	10,432	(6,749)
Net cash provided by operating activities	124,737	36,311	39,611
Cash Flows From Investing Activities			
Additions to property, plant, equipment and mine development	(174,713)	(122,989)	(78,263)
Proceeds from notes receivable	115,679	33,100	11,000
Additions to advance mining royalties	(26,030)	(21,510)	(16,997)
Net cash paid in litigation settlement and asset acquisition	(14,787)	–	–
Proceeds from disposal or exchange of assets	6,928	1,766	5,513
Other	–	(300)	1,154
Net cash used in investing activities	(92,923)	(109,933)	(77,593)
Cash Flows From Financing Activities			
Proceeds from debt offering, net of discount	–	248,198	–
Proceeds from coal reserve financing transaction	–	17,700	–
Deferred financing costs	(1,832)	(20,740)	–
Long-term debt payments	(31,002)	(8,042)	(5,905)
Proceeds from equity offering, net of costs	–	–	89,077
Short-term debt payments	–	–	(23,000)
Proceeds from employee stock programs	2,115	2,475	2,036
Net cash provided by (used in) financing activities	(30,719)	239,591	62,208
Net increase in cash and cash equivalents	1,095	165,969	24,226
Cash and cash equivalents at beginning of period	193,067	27,098	2,872
Cash and cash equivalents at end of period	$ 194,162	$ 193,067	$ 27,098

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
December 31, 2008	$774	$842,323	$ 109,365	$(112,281)	$ 840,181
Net income	–	–	127,243	–	127,243
Postretirement plans and workers' compensation obligations (net of taxes of $0)	–	–	–	(147,625)	(147,625)
Changes in diesel fuel hedge	–	–	–	10,730	10,730
Total comprehensive loss					(9,652)
Issuance of 12,000,000 shares of common stock from equity offering	120	88,957	–	–	89,077
Stock-based compensation	–	13,852	–	–	13,852
Employee stock purchases	3	2,033	–	–	2,036
Stock grants to employees	6	(6)	–	–	–
December 31, 2009	903	947,159	236,608	(249,176)	935,494
Net loss	–	–	(48,026)	–	(48,026)
Postretirement plans and workers' compensation obligations (net of taxes of $0)	–	–	–	(59,352)	(59,352)
Changes in diesel fuel hedge	–	–	–	833	833
Total comprehensive loss					(106,545)
Stock-based compensation	–	11,657	–	–	11,657
Employee stock purchases	3	2,472	–	–	2,475
Stock grants to employees	3	(3)	–	–	–
December 31, 2010	909	961,285	188,582	(307,695)	843,081
Net loss	–	–	(115,489)	–	(115,489)
Postretirement plans and workers' compensation obligations (net of taxes of $0)	–	–	–	(75,651)	(75,651)
Changes in diesel fuel hedge	–	–	–	(1,684)	(1,684)
Total comprehensive loss					(192,824)
Stock-based compensation	–	13,779	–	–	13,779
Employee stock purchases	2	2,113	–	–	2,115
Stock grants to employees	8	(8)	–	–	–
December 31, 2011	$919	$977,169	$ 73,093	$(385,030)	$ 666,151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

Description of Business

Effective October 31, 2007, Patriot Coal Corporation (we, our, Patriot or the Company) was spun-off from Peabody Energy Corporation (Peabody) and became a separate, public company traded on the New York Stock Exchange (symbol PCX). The spin-off from Peabody was accomplished through a dividend of all outstanding shares of Patriot.

Patriot is engaged in the mining and preparation of thermal coal, also known as steam coal, for sale primarily to electricity generators and metallurgical coal, for sale to steel mills and coke producers. Our mining complexes and coal reserves are located in the eastern and midwestern United States (U.S.), primarily in West Virginia and Kentucky.

We acquired Magnum Coal Company (Magnum) effective July 23, 2008. Magnum was one of the largest coal producers in Appalachia, operating eight mining complexes with production from surface and underground mines and controlling more than 600 million tons of proven and probable coal reserves.

Basis of Presentation

The consolidated financial statements include the accounts of Patriot and its majority-owned subsidiaries. All significant transactions, profits and balances have been eliminated between Patriot and its subsidiaries. Patriot operates in two domestic coal segments; Appalachia and the Illinois Basin. See Note 24 for additional information.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Sales

Revenues from coal sales are realized and earned when risk of loss passes to the customer. Coal sales are made to customers under the terms of supply agreements. The majority of our coal sales are made pursuant to long-term agreements (one year or more). Under the typical terms of these coal supply agreements, title and risk of loss transfer to the customer at the mine, preparation plant or river terminal or port, where coal is loaded onto the rail, barge, truck, ocean-going vessel or other transportation source that delivers coal to its destination. Shipping and transportation costs are generally borne by the customer. In relation to export sales, we hold inventories at port facilities where title and risk of loss do not transfer until the coal is loaded into an ocean-going vessel. We incur certain "add-on" taxes and fees on coal sales. Coal sales are reported including taxes and fees charged by various federal and state governmental bodies.

Other Revenues

Other revenues include payments from customer settlements, royalties related to coal lease agreements and farm income. During 2009, certain metallurgical and thermal customers requested shipment deferrals on committed tons. In certain situations, we agreed to release the customers from receipt of the tons in exchange for a cash settlement. During 2009, these cash settlements represented a significant portion of other revenues. Royalty income generally results from the lease or sublease of mineral rights to third parties, with payments based upon a percentage of the selling price or an amount per ton of coal produced. Certain agreements require minimum annual lease payments regardless of the extent to which minerals are produced from the leasehold, although revenue is only recognized on these payments as the mineral is mined. The terms of these agreements generally range from specified periods of 5 to 15 years, or can be for an unspecified period until all reserves are depleted.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value. Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Allowance for doubtful accounts was approximately $138,000 and $141,000 at December 31, 2011 and 2010, respectively, and reflects specific amounts for which the risk of collection has been identified based on the current economic environment and circumstances of which we are aware. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Materials and supplies and coal inventory are valued at the lower of average cost or market. Saleable coal represents coal stockpiles that will be sold in current condition. Raw coal represents coal stockpiles that may be sold in current condition or may be further processed prior to shipment to a customer. Coal inventory costs include labor, supplies, equipment, operating overhead and other related costs.

Property, Plant, Equipment and Mine Development

Property, plant, equipment and mine development are recorded at cost, or at fair value at the date of acquisition in the case of acquired businesses. Interest costs applicable to major asset additions are capitalized during the construction period. Capitalized interest in 2011, 2010 and 2009 was immaterial.

Expenditures which extend the useful lives of existing plant and equipment assets are capitalized. Maintenance and repairs are charged to operating costs as incurred. Costs incurred to develop coal mines or to expand the capacity of operating mines are capitalized. Costs incurred to maintain current production capacity at a mine and exploration expenditures are charged to operating costs as incurred, including costs related to drilling and study costs incurred to convert or upgrade mineral resources to reserves. Costs to acquire computer hardware and the development and/or purchase of software for internal use are capitalized and depreciated over the estimated useful lives.

Coal reserves are recorded at cost or at fair value at the date of acquisition in the case of acquired businesses. Coal reserves are included in "Land and coal interests" on the consolidated balance sheets. As of December 31, 2011 and 2010, the book value of coal reserves totaled $2.6 billion and $2.6 billion, including $1.8 billion and $1.6 billion, respectively, attributable to properties where we were not currently engaged in mining operations or leasing to third parties and, therefore, not currently depleting the related coal reserves. Included in the book value of coal reserves are mineral rights for leased coal interests, including advance royalties. The book value of these mineral rights was $2.3 billion and $2.3 billion at December 31, 2011 and 2010, respectively, with the remaining $0.3 billion of book value related to coal reserves held by fee ownership.

Depletion of coal reserves and amortization of advance royalties are computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base. Mine development costs are principally amortized ratably over the estimated lives of the mines.

Depreciation of plant and equipment (excluding life of mine assets) is computed ratably over the estimated useful lives as follows:

	Years
Buildings and improvements	10 to 20
Machinery and equipment	3 to 30
Leasehold improvements	Shorter of life of asset, mine or lease

In addition, certain plant and equipment assets associated with mining are depreciated ratably over the estimated life of the mine. Remaining lives vary from less than one year up to 26 years. The charge against earnings for depreciation of property, plant, equipment and mine development was $96.6 million, $100.8 million and $113.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Joint Ventures

We apply the equity method to investments in joint ventures when we have the ability to exercise significant influence over the operating and financial policies of the joint venture. We review the documents governing each joint venture to assess if we have a controlling financial interest in the joint venture to determine if the equity method is appropriate or if the joint venture should be consolidated. We performed a qualitative assessment of our existing interests and determined that we held no interest in variable interest entities. Investments accounted for under the equity method are initially recorded at cost.

Sales Contract Liability

In connection with the Magnum acquisition, we recorded liabilities related to below market sales contracts. The below market supply contracts were recorded at their fair values when allocating the purchase price, resulting in a liability of $945.7 million, which is being accreted into earnings as the coal is shipped over a weighted average period of approximately three years. The net liability at December 31, 2011 and 2010, relating to these below market sales contracts was $91.0 million and $163.2 million, respectively. The current portion of the liability is recorded in "Below market sales contracts acquired" and the long-term portion of the liability is recorded in "Below market sales contracts acquired, noncurrent" in the consolidated balance sheets.

Asset Retirement Obligations

Obligations associated with the retirement of tangible long-lived assets and the associated reclamation costs are recognized at fair value at the time the obligations are incurred. Our reclamation obligations primarily consist of spending estimates related to reclaiming surface land and support facilities at both surface and underground mines in accordance with federal and state reclamation laws as defined by each mining permit. Our liabilities for final reclamation and mine closure are estimated based upon detailed engineering calculations of the amount and timing of the future cash spending for a third-party to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted, risk-free interest rate.

We record an asset associated with the discounted liability for final reclamation and mine closure. The obligation and corresponding asset are recognized in the period in which the liability is incurred. The asset is amortized on the units-of-production method over its expected life and the liability is accreted to the projected spending date. The asset amortization and liability accretion are included in "Asset retirement obligation expense" in the consolidated statements of operations. As changes in estimates occur (such as mine plan revisions, changes in estimated costs or changes in timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate credit-adjusted, risk-free interest rate. We also recognize obligations for contemporaneous reclamation liabilities incurred as a result of surface mining. Contemporaneous reclamation consists primarily of grading, topsoil replacement and revegetation of backfilled pit areas.

In connection with the Magnum acquisition, we assumed liabilities related to water treatment in order to comply with selenium effluent limits included in certain mining permits. The cost to treat the selenium discharges in excess of allowable limits was recorded at its fair value, which is accreted into earnings to the projected spending date. Accretion of the estimated selenium liability is included in "Asset retirement obligation expense" in the consolidated statements of operations. The net liability related to water treatment at December 31, 2011 reflected the estimated future costs of the treatment systems to be installed and maintained with the goal of meeting the requirements of current court orders, consent decrees and mining permits.

Income Taxes

Income taxes are accounted for using a balance sheet approach. Deferred income taxes are accounted for by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. A valuation allowance is established if it is "more likely than not" that the related tax benefits will not be realized. In determining the appropriate valuation allowance, projected realization of tax benefits is considered based on expected levels of future taxable income, available tax planning strategies and the overall deferred tax position.

Postretirement Healthcare Benefits

Postretirement benefits other than pensions represent the accrual of the costs of benefits to be provided over the employees' period of active service. These costs are determined on an actuarial basis. Our consolidated balance sheets as of December 31, 2011 and 2010 fully reflect the funded status of postretirement benefits.

Multi-Employer Benefit Plans

We have an obligation to contribute to two plans established by the Coal Industry Retiree Health Benefits Act of 1992 (the Coal Act) — the Combined Fund and the 1992 Benefit Plan. A third fund, the 1993 Benefit Fund (the 1993 Benefit Plan), was established through collective bargaining, but is now a statutory plan under federal legislation passed in 2006. A portion of these obligations is determined on an actuarial basis. The remainder of these obligations qualify as multi-employer plans and expense is recognized as contributions are made.

We also participate in two multi-employer pension plans, the United Mine Workers of America (UMWA) 1950 Pension Plan (the 1950 Plan) and the UMWA 1974 Pension Plan (the 1974 Plan). These plans qualify as multi-employer plans and expense is recognized as contributions are made. The plan assets of the 1950 Plan and the 1974 Plan were combined and are managed by the UMWA. See Note 20 for additional information.

Postemployment Benefits

Postemployment benefits are provided to qualifying employees, former employees and dependents, and we account for these items on the accrual basis. Postemployment benefits include workers' compensation occupational disease, which is accounted for on the actuarial basis over the employees' periods of active service; workers' compensation traumatic injury claims, which are accounted for based on estimated loss rates applied to payroll; and claim reserves determined by independent actuaries and claims administrators; disability income benefits, which are accrued when a claim occurs; and continuation of medical benefits, which is recognized when the obligation occurs. Our consolidated balance sheets as of December 31, 2011 and 2010 fully reflect the funded status of postemployment benefits.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In particular, we have significant long-term liabilities relating to retiree healthcare and work-related injuries and illnesses. Each of these liabilities is actuarially determined and use various actuarial assumptions, including the discount rate and future cost trends, to estimate the costs and obligations for these items. In addition, we have significant asset retirement and selenium water treatment obligations that involve estimations of costs to reclaim mining land, costs of water treatment and the timing of cash outlays for such costs. If these assumptions do not materialize as expected, actual cash expenditures and costs incurred could differ materially from current estimates. Moreover, regulatory changes could increase our liability to satisfy these or additional obligations.

Finally, in evaluating the valuation allowance related to deferred tax assets, various factors are taken into account, including the expected level of future taxable income and available tax planning strategies. If actual results differ from the assumptions made in the evaluation of the valuation allowance, a change in valuation allowance may be recorded through income tax expense in the period the determination is made.

Share-Based Compensation

We have an equity incentive plan for employees and eligible non-employee directors that allows for the issuance of share-based compensation in the form of restricted stock, incentive stock options, non-qualified stock options, stock appreciation rights, performance awards, restricted stock units and deferred stock units. We recognize compensation expense for awards with only service conditions that have a graded vesting schedule on a straight line basis over the requisite service period for each separately vesting portion of the award.

Derivatives

We have utilized derivative financial instruments to manage exposure to certain commodity prices. We recognize derivative financial instruments at fair value on our consolidated balance sheets. For derivatives that are not designated as hedges, the periodic change in fair value is recorded directly to earnings. As of December 31, 2011 and 2010, we had no such derivative instruments. For derivative instruments that are eligible and qualify as cash flow hedges, the periodic change in fair value is recorded to "Accumulated other comprehensive loss" until the hedged transaction occurs or the relationship ceases to qualify for hedge accounting. In addition, if a portion of the change in fair value for a cash flow hedge is deemed ineffective during a reporting period, the ineffective portion of the change in fair value is recorded directly to earnings. The activity recorded to earnings is included in "Operating costs and expenses" in the consolidated statements of operations. We utilize heating oil and ultra low sulfur diesel fuel swap contracts to manage our exposure to diesel fuel prices. The changes in diesel fuel prices and the prices for these financial instruments are highly correlated thus allowing the swap contracts to be designated as cash flow hedges.

Impairment of Long-Lived Assets

Long-lived assets used in operations are evaluated for impairment when events and changes in circumstances indicate that the carrying value of the long-lived asset group might not be recoverable. Recoverability is measured based on the estimated undiscounted future cash flows attributable to the applicable asset group. If the undiscounted cash flows are less than the asset group's carrying value, we would record an impairment loss based on the amount that the carrying value of the long-lived asset group exceeds its fair value.

Business Combinations

We accounted for the Magnum acquisition using the purchase method of accounting for business combinations in effect prior to January 1, 2009. Under this method of accounting, the purchase price was allocated to the fair value of the net assets acquired. Determining the fair value of assets acquired and liabilities assumed required management's judgment and involved the use of significant estimates and assumptions, including, but not limited to, assumptions with respect to future cash flows, discount rates and asset lives.

Deferred Financing Costs

We capitalize costs incurred in connection with borrowings or establishment of credit facilities and issuance of debt securities. These costs are amortized and included in interest expense over the life of the borrowing or term of the credit facility using the interest method.

(3) NEW ACCOUNTING PRONOUNCEMENTS

Multiemployer Benefit Plans

In September 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance which increases the quantitative and qualitative disclosures an employer is required to provide about its participation in multiemployer benefit plans. We adopted this guidance effective December 31, 2011, with no effect on our results of operations or financial condition.

Comprehensive Income

In June 2011, the FASB issued authoritative guidance which requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. This guidance is effective for fiscal years beginning after December 15, 2011, and we will adopt it on January 1, 2012. While we are currently evaluating the impact on our disclosures and presentation of our financial statements, we do not believe this guidance will affect our results of operations or financial condition.

(4) SELENIUM WATER TREATMENT OBLIGATION ADJUSTMENT

During the year ended December 31, 2011, asset retirement obligation expense increased by $17.0 million due to changes in our selenium water treatment technology selection for one of our outfalls and $9.9 million in relation to a comprehensive consent decree. The terms of the comprehensive consent decree were substantially agreed to in December 2011 and finalized in January 2012. In the third quarter of 2010, additional asset retirement obligation expense of $20.7 million was recorded due to adjusting our estimated future costs of ongoing water treatment at three outfalls resulting from the requirements of the September 1, 2010 court ruling. See Note 23 for the background on these proceedings and the additional impact of these orders on two of our subsidiaries.

(5) RESTRUCTURING AND IMPAIRMENT CHARGE

In the fourth quarter of 2011, we recorded an impairment charge of $13.1 million related to the infrastructure and coal reserves impacted by mine closure decisions in our Appalachia segment made in the fourth quarter of 2011. As coal sales prices weakened in late 2011, we made the strategic decision to close certain high cost mines in Appalachia.

In the second quarter of 2010, we recorded a $14.8 million restructuring and impairment charge related to the June 2010 closure of the Harris No. 1 mine, resulting from adverse geologic conditions, and further rationalization of our operations at the Rocklick mining complex based on this early closure. The Harris No. 1 mine was nearing the end of its projected mining life and was scheduled for closure in 2011. The charge included a $2.8 million non-cash, impairment component related to equipment and coal reserves that were abandoned due to the mine closure. Additionally, the charge included a restructuring component totaling $12.0 million for contractual obligation payments that are being made with no future economic benefit over the remaining term. These payments were for the use of a beltline and rights to coal reserves. Payments of these obligations will occur through the end of 2013. For the year ended December 31, 2011, the expense represents accretion related to the discounted future payment obligation. During the years ended December 31, 2011 and 2010, $0.6 million and $0.4 million, respectively, of accretion was charged against the restructuring liability related to the discounted future payment obligations. At December 31, 2011, the current portion of the restructuring liability of $4.5 million was included in "Accounts payable and accrued expenses" and the long-term portion of $5.7 million was included in "Other noncurrent liabilities."

In the fourth quarter of 2009, we recorded a $20.2 million restructuring and impairment charge. The charge included a $12.9 million impairment charge related to certain infrastructure and thermal coal reserves near our Rocklick complex that were deemed uneconomical to mine. Additionally, we recorded $7.3 million related to a restructuring charge for the discontinued use of a beltline into the Rocklick preparation plant. This restructuring charge represented the future lease payments and contract termination costs for the beltline that were made with no future economic benefit. The lease payments and contract termination fee were paid in early 2010.

(6) RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

We are exposed to various types of risk in the normal course of business, including fluctuations in commodity prices and interest rates. These risks are actively monitored to ensure compliance with our risk management policies. We manage our commodity price risk related to the sale of coal through the use of long-term, fixed-price contracts, rather than financial instruments.

Credit Risk

Our concentration of credit risk substantially resides with large electricity generating customers, metallurgical customers and Peabody. In 2011, approximately 10% of our revenues were from a marketing affiliate of Peabody. Allowance for doubtful accounts was approximately $138,000 and $141,000 at December 31, 2011 and 2010, respectively, and reflects specific amounts for which risk of collection has been identified based on the current economic environment and circumstances of which we are aware.

As a result of the spin-off, we have sales agreements with a marketing affiliate of Peabody. Under these agreements, we sold 5.6 million tons of coal resulting in revenues of $247.6 million for the year ended December 31, 2011; 7.3 million tons of coal resulting in revenues of $356.6 million for the year ended December 31, 2010; and 8.8 million tons of coal resulting in revenues of $456.1 million for the year ended December 31, 2009. These revenues were recorded in both the Appalachia and Illinois Basin segments. As of December 31, 2011 and 2010, "Accounts receivable and other" on our consolidated balance sheets included outstanding trade receivables from Peabody related to coal sales of $22.5 million and $23.6 million, respectively.

Our policy is to independently evaluate each customer's creditworthiness prior to entering into transactions and to constantly monitor the credit extended. In the event that a transaction occurs with a counterparty that does not meet our credit standards, we may protect our position by requiring the counterparty to provide appropriate credit enhancement. When appropriate, steps have been taken to reduce credit exposure to customers or counterparties whose credit has deteriorated and who may pose a higher risk, as determined by the credit management function, of failure to perform under their contractual obligations. These steps might include obtaining letters of credit or cash collateral, requiring prepayments for shipments or the creation of customer trust accounts held for our benefit to serve as collateral in the event of failure to pay.

Commodity Price Risk

We have commodity risk related to our diesel fuel purchases. To manage this risk, we have entered into heating oil and low sulfur diesel fuel swap contracts with financial institutions. These derivative contracts have been designated as cash flow hedges of anticipated diesel fuel purchases. The changes in fair value of these derivatives are recorded through accumulated other comprehensive loss until such time that the hedged transaction occurs.

Employees

As of December 31, 2011, we had approximately 4,300 employees. Approximately 50% of our employees were represented by an organized labor union. Union labor is represented by the UMWA under labor agreements which generally extend through December 31, 2016.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses have carrying values which approximate fair value due to the short maturity or the financial nature of these instruments.

The following table summarizes the fair value of our financial instruments at December 31, 2011 and 2010.

	(dollars in thousands)	
December 31,	2011	2010
Assets:		
Fuel contracts, cash flow hedges	363	1,868
Liabilities:		
Fuel contracts, cash flow hedges	179	–
$200 million of 3.25% Convertible Senior notes due 2013	183,000	190,211
$250 million of 8.25% Senior notes due 2018	239,468	253,750

All of the instruments above were valued using Level 2 inputs. For additional disclosures regarding our fuel contracts, see Note 16. We utilized New York Mercantile Exchange (NYMEX) quoted market prices for the fair value measurement of these contracts, which reflects a Level 2 input. The fair value of the Convertible Senior Notes and the 8.25% Senior Notes was estimated using the last traded value on the last day of each period, as provided by a third party.

(7) NET GAIN ON DISPOSAL OR EXCHANGE OF ASSETS AND OTHER TRANSACTIONS

In the normal course of business, we enter into certain asset sales and exchange agreements, which involve swapping non-strategic coal mineral rights or other assets for cash, other assets or coal mineral rights, that are strategic to our operations.

In December 2011, we entered into an agreement to exchange certain non-strategic Appalachia coal mineral rights for coal mineral rights located near our Highland and Dodge Hill mining complexes in the Illinois Basin. We recognized a gain of approximately $18.7 million on this transaction.

In September 2011, we entered into an agreement to exchange certain non-strategic Appalachia property for cash and coal mineral rights near our Big Mountain mining complex. We recognized a gain of $4.9 million on this transaction.

Also in September 2011, we sold certain non-strategic Appalachia coal mineral rights to another coal producer for $1.3 million.

In June 2011, we entered into an agreement to exchange certain non-strategic Appalachia coal mineral rights for coal mineral rights contiguous to our Highland mining complex in the Illinois Basin. We recognized a gain of $7.3 million on this transaction.

Also in June 2011, we entered into an agreement allowing a right of way at our Kanawha Eagle mining complex to a third party for compensation of $2.1 million. We have no future obligation related to this agreement.

In December 2010, we entered into an agreement with another coal producer to exchange certain of our non-strategic coal mineral rights for certain coal mineral rights located near our Highland mining complex. We recognized a gain of $2.9 million on this transaction.

In the third quarter of 2010, we entered into agreements with two other coal producers to exchange certain of our non-strategic coal mineral rights for certain coal mineral rights located near our Highland mining complex. We recognized a gain of $3.4 million on these transactions.

In the second quarter of 2010, we entered into two separate agreements with other coal producers to exchange certain of our non-strategic coal mineral rights for certain coal mineral rights located near our Wells and Corridor G mining complexes. We recognized gains totaling $14.3 million on these transactions.

Effective April 2010, we entered into an agreement to surrender our rights to certain non-strategic leased coal reserves and the associated mining permits at our Rocklick mining complex in exchange for the release of the related reclamation obligations. We recognized a gain of $2.8 million on the April 2010 transaction as a result of transferring the reclamation liability.

In March 2010, we received approximately 13 million tons of coal mineral rights contiguous to our Highland mining complex in the Illinois Basin in exchange for non-strategic Illinois Basin coal reserves. We recognized a gain of $24.0 million on this transaction.

In December 2009, we entered into an agreement to swap certain coal mineral rights with another coal producer. We recognized a gain totaling $2.4 million on this transaction. In June 2009, we entered into an agreement with another coal producer to swap certain surface land for certain coal mineral rights and cash. We recognized a gain totaling $4.2 million on this transaction.

The exchange transactions above were recorded at fair value. The valuations primarily utilized Level 3 inputs, as defined by authoritative guidance, in a discounted cash flows model including assumptions for future coal sales prices and operating costs. Level 3 inputs were utilized due to the lack of an active, quoted market for coal reserves and due to the inability to use other transaction comparisons because of the unique nature and location of each coal seam.

Other Transactions

We were a defendant in litigation involving Peabody, in relation to their negotiation and June 2005 sale of two properties previously owned by two of our subsidiaries, which was filed prior to our 2007 spin-off from Peabody. In May 2011, this litigation was settled. As part of the settlement, we made a payment of $14.8 million and ownership of the related assets and liabilities reverted back to us. The assets included coal reserves in West Virginia and surface land in Illinois at closed mine sites. The liabilities included the reclamation obligations related to these assets. The assets were recorded at the value of the settlement consideration, which included $17.6 million of estimated reclamation liabilities assumed, resulting in no significant impact to our results of operations in the second quarter of 2011.

In February 2011, outstanding notes receivable related to the 2006 and 2007 sales of coal reserves and surface land were repaid for $115.7 million prior to the scheduled maturity date. The early repayment resulted in a loss of $5.9 million, which is reflected in "Interest expense and other" on the consolidated statement of operations. Prior to February 2011, the outstanding notes receivable were included in "Accounts receivable and other" and "Notes receivable" on the consolidated balance sheet.

In February 2010, we entered into an agreement to purchase certain coal mineral rights from another coal producer. The purchase price of $10.0 million is included in "Property, plant, equipment and mine development" on the consolidated balance sheet.

Effective April 2010, we entered into an agreement to sell coal mineral rights at our Federal mining complex to a third party lessor and added them to an existing lease. We recorded this transaction as a financing arrangement. Therefore, we recorded the $17.7 million cash consideration as a liability. The liability is being accreted through interest expense over an expected lease term of approximately five years and is being relieved as we make future royalty payments. For the years ended December 31, 2011 and 2010, $1.2 million and $1.0 million, respectively, was reflected in "Interest expense and other" on the consolidated statement of operations.

In 2011, "Other revenues" includes the recognition of income as underlying tons were shipped from a coal purchase option sold in a prior year. Additionally, we monetized future coal reserve royalty payments for $2.2 million in the year ended December 31, 2011, with no associated future obligations. Other revenues also include payments from customer settlements, royalties related to coal lease agreements and farm income. During 2009, certain metallurgical and thermal customers requested shipment deferrals on committed tons. In certain situations, we agreed to release the customers from receipt of the tons in exchange for a cash settlement. For the year ended December 31, 2009, these cash settlements represented a significant portion of other revenues.

(8) JOINT VENTURES

We have interests in joint ventures that are accounted for under the equity method. In 2008, we acquired 49% interests in two joint ventures, both of which have coal mining operations in Appalachia. We also hold interests in two other joint ventures, both of which previously had coal mining operations. One has only closed operations remaining and the other primarily leases coal and oil reserves to third parties.

The book value of our equity method investments was $27.1 million and $25.6 million as of December 31, 2011 and 2010, respectively. Our maximum exposure to loss is our book value plus additional future capital contributions, which in total for all of our joint ventures is capped at $8.8 million. The investments in these joint ventures are recorded in "Investments and other assets" in the consolidated balance sheets.

In 2010, we agreed to provide a limited guarantee of the payment and performance under three loans entered into by one of our joint ventures. The loans were obtained to purchase equipment, which is pledged as collateral for the loans. In the event of default on all three loans, we would be required to pay a maximum of $9.1 million. The maximum term of the three loans is through January 2016 and the loan balances at December 31, 2011 totaled $7.1 million. At December 31, 2011 and 2010, there was no carrying amount of the liability related to these guarantees on our consolidated balance sheets based on the amount of exposure and the likelihood of required performance.

We purchased metallurgical coal from one of our joint ventures which we account for under the equity method of accounting. The cost of this coal, $50.0 million in 2011 and $40.0 million in 2010, is included in operating costs. The coal is then sold to third-party customers. As of December 31, 2011 and 2010, "Accounts payable and accrued expenses" on our consolidated balance sheets included the outstanding payable to this joint venture for coal purchases of $4.1 million for both years.

(9) EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the reporting period. Diluted earnings per share is calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period.

The effect of dilutive securities excludes certain stock options, restricted stock units and convertible debt-related shares because the inclusion of these securities was antidilutive to earnings per share. For the years ended December 31, 2011 and 2010, no common stock equivalents were included in the computation of the diluted loss per share because we reported a net loss.

Accordingly, 3.3 million shares, 2.6 million shares, and 1.3 million shares related to stock-based compensation awards for the years ended December 31, 2011, 2010 and 2009, respectively, as described in Note 26, and 3.0 million common shares for all three years related to the convertible notes described in Note 15, were excluded from the diluted earnings (loss) per share calculation.

(10) INVENTORIES

Inventories consisted of the following:

(dollars in thousands)

December 31,	2011	2010
Materials and supplies	$62,474	$42,056
Saleable coal	23,806	40,478
Raw coal	12,086	15,439
Total	$98,366	$97,973

Materials, supplies and coal inventory are valued at the lower of average cost or market. Saleable coal represents coal stockpiles that will be sold in current condition. Raw coal represents coal stockpiles that may be sold in current condition or may be further processed prior to shipment to a customer. Coal inventory costs include labor, supplies, equipment, operating overhead and other related costs. The decrease in saleable coal inventory from December 31, 2010 to December 31, 2011 primarily resulted from transportation delays due to poor weather conditions in the fourth quarter of 2010. The increase in materials and supplies from December 31, 2010 to December 31, 2011 was due to increased supply purchases at the end of 2011 in anticipation of price increases in 2012.

(11) ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table sets forth the components of accumulated other comprehensive loss:

(dollars in thousands)

	Net Actuarial Loss Associated with Postretirement Plans and Workers' Compensation Obligations	Prior Service Credit Associated with Postretirement Plans	Diesel Fuel Hedge	Total Accumulated Other Comprehensive Loss
December 31, 2008	$ (89,437)	$(13,149)	$(9,695)	$(112,281)
Unrealized gains (losses)	(182,730)	19,391	5,450	(157,889)
Reclassification from other comprehensive income to earnings	16,265	(551)	5,280	20,994
December 31, 2009	(255,902)	5,691	1,035	(249,176)
Unrealized gains (losses)	(95,801)	–	1,855	(93,946)
Reclassification from other comprehensive income to earnings	37,258	(809)	(1,022)	35,427
December 31, 2010	(314,445)	4,882	1,868	(307,695)
Unrealized gains (losses)	(118,210)	–	3,060	(115,150)
Reclassification from other comprehensive income to earnings	43,368	(809)	(4,744)	37,815
December 31, 2011	$(389,287)	$ 4,073	$ 184	$(385,030)

Comprehensive loss differs from net income (loss) by the amount of unrealized gain or loss resulting from valuation changes of our diesel fuel hedges and adjustments related to the change in funded status of various benefit plans during the periods.

(12) LEASES

We lease equipment and facilities under various non-cancelable operating lease agreements. Certain lease agreements require the maintenance of specified ratios and contain restrictive covenants that limit indebtedness, subsidiary dividends, investments, asset sales and other actions. Rental expense under operating leases was $55.4 million, $43.0 million and $47.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

A substantial amount of the coal we mine is produced from mineral reserves leased from third-party land owners. We lease these coal reserves under agreements that require royalties to be paid as the coal is mined. Certain of these lease agreements also require minimum annual royalties to be paid regardless of the amount of coal mined during the year. Total royalty expense was $88.5 million, $73.9 million and $72.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Future minimum lease and royalty payments as of December 31, 2011, are as follows:

(dollars in thousands)	Operating Leases	Coal Reserves
2012	$ 57,213	$ 34,547
2013	50,508	39,390
2014	34,686	33,827
2015	17,277	28,987
2016	6,898	15,929
2017 and thereafter	763	94,073
Total minimum lease and royalty payments	$167,345	$246,753

During 2002, Peabody entered into a transaction with Penn Virginia Resource Partners, L.P. (PVR) whereby two Peabody subsidiaries sold 120 million tons of coal reserves in exchange for $72.5 million in cash and 2.76 million units, or 15%, of the PVR master limited partnership. We participated in the transaction, selling approximately 40 million tons of coal reserves with a net book value of $14.3 million in exchange for $40.0 million. We leased back the coal from PVR and pay royalties as the coal is mined. A $25.7 million gain was deferred at the inception of this transaction, and $3.2 million of the gain was recognized in each of the years 2010 and 2009. The deferred gain was intended to offset potential exposure to loss resulting from continuing involvement in the properties and was amortized to "Operating costs and expenses" in the consolidated statements of operations over the minimum remaining term of the lease, which ended December 31, 2010.

(13) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

December 31, (dollars in thousands)	2011	2010
Accounts payable	$206,873	$159,860
Accrued healthcare, including postretirement	85,506	67,867
Accrued taxes other than income	27,000	32,805
Accrued payroll and related benefits	43,097	46,854
Workers' compensation obligations	26,707	25,529
Asset retirement obligations	9,638	19,686
Accrued interest payable	7,401	10,157
Other accrued benefits	8,936	9,813
Accrued royalties	9,394	8,201
Accrued lease payments	11,398	5,434
Other accrued expenses	23,744	23,078
Total accounts payable and accrued expenses	$459,694	$409,284

(14) INCOME TAXES

Net income (loss) before income taxes was a loss of $115.1 million, a loss of $47.5 million and income of $127.2 million for the years ended December 31, 2011, 2010 and 2009, respectively, and consisted entirely of domestic results.

For the years ended December 31, 2011 and 2010, we had an income tax provision for state and local income taxes of $0.4 million and $0.5 million, respectively, and no provision for federal income taxes. For the year ended December 31, 2009, there were no income tax provisions for federal, state or local income taxes.

The income tax rate differed from the U.S. federal statutory rate as follows:

Year Ended December 31, (dollars in thousands)	2011	2010	2009
Federal statutory rate	$(40,291)	$(16,637)	$ 44,535
Depletion	(25,825)	(23,893)	(22,588)
State income taxes, net of U.S. federal tax benefit	(8,754)	(5,643)	3,520
Changes in valuation allowance	70,509	42,527	(27,225)
Changes in tax reserves	1,476	1,382	1,307
Other, net	3,257	2,756	451
Total	$ 372	$ 492	$ –

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following:

December 31, (dollars in thousands)	2011	2010
Deferred tax assets:		
Postretirement benefit obligations	$ 427,781	$ 393,197
Tax credits and loss carryforwards	299,056	296,925
Workers' compensation obligations	106,819	103,180
Asset retirement obligations	162,794	135,610
Obligation to industry fund	15,891	15,235
Sales contract liabilities	36,400	66,084
Other	49,414	52,717
Total gross deferred tax assets	1,098,155	1,062,948
Deferred tax liabilities:		
Property, plant, equipment and mine development, leased coal interests and advance royalties, principally due to differences in depreciation, depletion and asset writedowns	865,264	901,828
Long-term debt	5,710	9,409
Other	774	–
Total gross deferred tax liabilities	871,748	911,237
Valuation allowance	(226,407)	(151,711)
Net deferred tax liability	$ –	$ –
Deferred taxes consisted of the following:		
Current deferred income taxes	$ –	$ –
Noncurrent deferred income taxes	–	–
Net deferred tax liability	$ –	$ –

Our deferred tax assets include net operating loss (NOL) carryforwards, alternative minimum tax (AMT) credits, and general business credits of $299.1 million and $296.9 million as of December 31, 2011 and 2010, respectively. The NOL carryforwards and AMT credits include amounts apportioned to us in accordance with the Internal Revenue Code and Treasury Regulations at the time of our spin-off from Peabody on October 31, 2007, Magnum NOL carryforwards from periods prior to the acquisition on July 23, 2008, and taxable losses from our operations since the spin-off from Peabody. The NOL carryforwards begin to expire in 2019, the general business credits begin to expire in 2027 and the AMT credits have no expiration date.

Overall, our net deferred tax assets are offset by a valuation allowance of $226.4 million and $151.7 million as of December 31, 2011 and 2010, respectively. The valuation allowance increased by $74.7 million for the year ended December 31, 2011, primarily as a result of net future deductible temporary differences increasing by $72.6 million and an increase in NOL carryforwards of $2.1 million. We evaluated and assessed the expected near-term utilization of net operating loss carryforwards, book and taxable income trends, available tax strategies and the overall deferred tax position to determine the valuation allowance required as of December 31, 2011 and 2010.

The federal and state income tax returns for the Magnum companies for the tax year 2008 remain subject to examination by the relevant taxing authorities. Patriot and the remainder of its subsidiaries have examination exposure related to the federal and state income tax returns for the years ended December 31, 2008, 2009 and 2010.

During the years ended December 31, 2011, 2010 and 2009, we paid federal, state and local income taxes of $0.7 million, $0.5 million, and $0.1 million, respectively. The portion paid for state income tax payments each year are for tax liabilities that are calculated based on gross receipts, such as the State of Michigan.

At December 31, 2011, the unrecognized tax benefits in our consolidated financial statements, if recognized, would not currently affect our effective tax rate as any recognition would be offset by the associated change in the valuation allowance. We do not expect any significant increases or decreases to our unrecognized tax benefits within 12 months of this reporting date.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows:

		(dollars in thousands)	
Year Ended December 31,	2011	2010	2009
Balance at beginning of year	$ 9,279	$5,866	$2,639
Additions for current year tax positions	3,696	3,366	3,527
Additions (reductions) for prior year positions	(6)	47	(300)
Balance at end of year	$12,969	$9,279	$5,866

Due to the existence of NOL carryforwards, we have not currently accrued interest on any of our unrecognized tax benefits. We have considered the application of penalties on our unrecognized tax benefits and have determined, based on several factors, including the existence of NOL carryforwards, that no accrual of penalties related to our unrecognized tax benefits is required. If the accrual of interest or penalties becomes appropriate, we will record an accrual as part of our income tax provision.

(15) LONG-TERM DEBT AND CREDIT FACILITIES

Our total indebtedness consisted of the following:

	(dollars in thousands)	
December 31,	2011	2010
8.25% Senior Notes due 2018	$248,573	$248,348
3.25% Convertible Senior Notes due 2013	185,379	176,060
Capital leases	–	21,044
Promissory notes	8,294	9,406
Total long-term debt	442,246	454,858
Less current portion of debt	(1,182)	(3,329)
Long-term debt, less current maturities	$441,064	$451,529

Credit Facilities

Effective May 5, 2010, we entered into a $427.5 million amended and restated credit agreement with a maturity date of December 31, 2013. The credit facility provides for the issuance of letters of credit and direct borrowings. We incurred total fees of $10.9 million in relation to the amended and restated agreement. These fees as well as the fees related to the initial agreement are being amortized over the remaining term of the amended and restated agreement. We wrote-off $0.6 million of the fees from the initial agreement due to changes to the syndication group.

The obligations under our credit facility are secured by a first lien on substantially all of our assets, including but not limited to certain of our mines, coal reserves and related fixtures. The credit facility contains certain customary covenants, including financial covenants limiting our indebtedness related to net debt coverage and cash interest expense coverage, as well as certain limitations on, among other things, additional debt, liens, investments, acquisitions and capital expenditures, future dividends, and asset sales. In January 2011 and 2012, we entered into amendments to the credit agreement which, among other things, modified certain limits and minimum requirements of our financial covenants. At December 31, 2011, we were in compliance with the covenants of our amended credit facility.

The terms of the credit facility also contain certain customary events of default, which give the lenders the right to accelerate payments of outstanding debt in certain circumstances. Customary events of default include breach of covenants, failure to maintain required ratios, failure to make principal payments or to make interest or fee payments within a grace period, and default, beyond any applicable grace period, on any of our other indebtedness exceeding a certain amount.

In March 2010, we entered into a $125 million accounts receivable securitization program, which provides for the issuance of letters of credit and direct borrowings. Trade accounts receivable are sold, on a revolving basis, to a wholly-owned bankruptcy-remote entity (facilitating entity), which then sells an undivided interest in all of the trade accounts receivable to creditors as collateral for any borrowings. Available liquidity under the program fluctuates with the balance of our trade accounts receivable. The outstanding trade accounts receivable balance was $171.0 million and $146.6 million as of December 31, 2011 and 2010, respectively.

Based on our continuing involvement with the trade accounts receivable balances, including continued risk of loss, the sale of the trade accounts receivable to the creditors does not receive sale accounting treatment. As such, the trade accounts receivable balances remain on our financial statements until settled. Any direct borrowings under the program are recorded as secured debt.

Both the credit agreement and the accounts receivable securitization program (the facilities) are available for our working capital requirements, capital expenditures and other corporate purposes. As of December 31, 2011 and 2010, the balance of outstanding letters of credit issued against the credit facilities totaled $331.8 million and $355.3 million, respectively. There were no outstanding short-term borrowings against these facilities as of December 31, 2011 and 2010. Availability under these facilities was $220.7 million and $197.2 million as of December 31, 2011 and 2010, respectively.

Senior Notes Issuance

On May 5, 2010, we completed a public offering of $250 million in aggregate principal amount of 8.25% Senior Notes due 2018. The net proceeds of the offering were approximately $240 million after deducting the initial $1.8 million discount, purchasers' commissions and fees, and expenses of the offering. The net proceeds were used for general corporate purposes, which included capital expenditures for development of additional coal production capacity and working capital. The discount is being amortized over the term of the notes. For the years ended December 31, 2011 and 2010, interest expense for the senior notes was $20.9 million and $13.2 million, respectively.

Interest on the notes is payable semi-annually in arrears on April 30 and October 30 of each year. The notes mature on April 30, 2018, unless redeemed in accordance with their terms prior to such date. The notes are senior unsecured obligations, rank equally with all of our existing and future senior debt and are senior to any subordinated debt. The notes are guaranteed by the majority of our wholly-owned subsidiaries.

The notes may be redeemed at any time prior to April 30, 2014, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest and a "make-whole" premium as defined in the indentures. The notes may be redeemed on or after April 30, 2014 at certain redemption prices as defined in the indentures. In addition, up to 35% of the aggregate principal amount of the notes may be redeemed prior to April 30, 2013 at a redemption price equal to 108.25% of the principal amount thereof from the net proceeds of certain equity offerings.

The indenture governing the notes contains customary covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred equity; pay dividends or distributions; repurchase equity or repay subordinated indebtedness; make investments or certain other restricted payments; create liens; sell assets; enter into agreements that restrict dividends, distributions or other payments from subsidiaries; enter into transactions with affiliates; and consolidate, merge or transfer all or substantially all of our assets. The indenture also contains certain customary events of default, which give the lenders the right to accelerate payments of outstanding debt in certain circumstances. Customary events of default include breach of covenants, failure to make principal payments or to make interest payments within a grace period, and default, beyond any applicable grace period, on any of our other indebtedness exceeding a certain amount.

Private Convertible Senior Notes Issuance

On May 28, 2008, we completed a private offering of $200 million in aggregate principal amount of 3.25% Convertible Senior Notes due 2013, including $25 million related to the underwriters' overallotment option. The net proceeds of the offering were $194 million after deducting the commissions and fees and expenses of the offering. We used the proceeds of the offering to repay Magnum's existing senior secured indebtedness and acquisition related fees and expenses. All remaining amounts were used for other general corporate purposes.

We utilized an interest rate of 8.85% to reflect the nonconvertible market rate of our offering upon issuance, which resulted in a $45 million discount to the convertible note balance and an increase to "Additional paid-in capital" to reflect the value of the conversion feature. The nonconvertible market interest rate was based on an analysis of similar securities trading in the market at the pricing date of the issuance, taking into account company specific data such as credit spreads and implied volatility. In addition, we allocated the financing costs related to the issuance of the convertible instruments between the debt and equity components. The debt discount is amortized over the contractual life of the convertible notes, resulting in additional interest expense above the contractual coupon amount. Interest expense for the convertible notes was $15.8 million, $15.1 million and $14.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Interest on the notes is payable semi-annually in arrears on May 31 and November 30 of each year. The notes mature on May 31, 2013, unless converted, repurchased or redeemed in accordance with their terms prior to such date. The notes are senior unsecured obligations, rank equally with all of our existing and future senior debt and are senior to any subordinated debt.

The notes are convertible into cash and, if applicable, shares of Patriot's common stock during the period from issuance to February 15, 2013, subject to certain conditions of conversion as described below. The conversion rate for the notes is 14.7778 shares of Patriot's common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $67.67 per share of common stock. The conversion rate and the conversion price are subject to adjustment for certain dilutive events, such as a future stock split or a distribution of a stock dividend.

The notes require us to settle all conversions by paying cash for the lesser of the principal amount or the conversion value of the notes, and by settling any excess of the conversion value over the principal amount in cash or shares, at our option.

Holders of the notes may convert their notes prior to the close of business on the business day immediately preceding February 15, 2013, only under the following circumstances: (1) during the five trading day period after any ten consecutive trading day period (the measurement period) in which the trading price per note for each trading day of that measurement period was less than 97% of the product of the last reported sale price of Patriot's common stock and the conversion rate on each such trading day; (2) during any calendar quarter and only during such calendar quarter, if the last reported sale price of Patriot's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on each such trading day; (3) if such holder's notes have been called for redemption or (4) upon the occurrence of corporate events specified in the indenture. The notes will be convertible, regardless of the foregoing circumstances, at any time from, and including, February 15, 2013 until the close of business on the business day immediately preceding the maturity date.

The number of shares of Patriot's common stock that we may deliver upon conversion will depend on the price of our common stock during an observation period as described in the indenture. Specifically, the number of shares deliverable upon conversion will increase as the common stock price increases above the conversion price of $67.67 per share during the observation period. The maximum number of shares that we may deliver is 2,955,560. However, if certain fundamental changes occur in Patriot's business that are deemed "make-whole fundamental changes" in the indenture, the number of shares deliverable on conversion may increase, up to a maximum amount of 4,137,788 shares. These maximum amounts are subject to adjustment for certain dilutive events, such as a stock split or a distribution of a stock dividend.

Holders of the notes may require us to repurchase all or a portion of our notes upon a fundamental change in our business, as defined in the indenture. The holders would receive cash for 100% of the principal amount of the notes, plus any accrued and unpaid interest.

Patriot may redeem (i) some or all of the notes at any time on or after May 31, 2011, but only if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date we provide the relevant notice of redemption exceeds 130% of the conversion price in effect on each such trading day, or (ii) all of the notes if at any time less than $20 million in aggregate principal amount of notes remain outstanding. In both cases, notes will be redeemed for cash at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest up to, but excluding, the relevant redemption date.

The notes and any shares of common stock issuable upon conversion have not been registered under the Securities Act of 1933, as amended (the Securities Act), or any state securities laws. The notes were only offered to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act.

The aggregate amounts of long-term debt maturities subsequent to December 31, 2011 were as follows:

Debt Maturities	(dollars in thousands)
2012	$ 1,182
2013	201,255
2014	1,334
2015	1,417
2016	1,506
2017 and thereafter	251,600
Total cash payments on debt	458,294
Debt discount on convertible notes	(16,048)
Total long-term debt	$442,246

Cash interest paid on long-term debt was $29.3 million, $17.7 million and $8.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Promissory Notes and Other

In conjunction with an exchange transaction involving the acquisition of Illinois Basin coal reserves in 2005, we entered into promissory notes. The promissory notes and related interest are payable in annual installments of $1.7 million beginning January 2008. The promissory notes mature in January 2017. At December 31, 2011, the short-term portion of the promissory notes was $1.2 million.

On October 3, 2011, we purchased the preparation plant and the associated infrastructure at our Blue Creek mining complex for $28.1 million, which previously had been leased.

(16) DERIVATIVES

We have commodity risk related to our diesel fuel purchases. To manage a portion of this risk, we entered into heating oil and ultra low sulfur diesel swap contracts with financial institutions. The changes in diesel fuel prices and the prices of these financial instruments are highly correlated, thus allowing the swap contracts to be designated as cash flow hedges of anticipated diesel fuel purchases. As of December 31, 2011, the notional amounts outstanding for these swaps included 13.1 million gallons of heating oil expiring throughout 2012, as well as 4.0 million gallons of ultra low sulfur diesel expiring in 2013. In 2012, we expect to purchase approximately 24 million gallons of diesel fuel across all operations. Excluding the impact of our hedging activities, a $0.10 per gallon change in the price of diesel fuel would impact our annual operating costs by approximately $2.4 million. Based on our analysis, the portion of the fair value for the cash flow hedges deemed ineffective for the years ended December 31, 2011, 2010 and 2009, was immaterial.

The following table presents the fair values of our derivatives and the amounts of unrealized gains and losses, net of tax, included in "Accumulated other comprehensive loss" related to fuel hedges in the consolidated balance sheets. See Note 11 for a rollforward of "Accumulated other comprehensive loss" for our fuel hedges.

	(dollars in thousands)	
December 31,	2011	2010
Fair value of current fuel contracts (Prepaid expenses and other current assets)	$251	$1,868
Fair value of noncurrent fuel contracts (Investments and other assets)	112	–
Fair value of current fuel contracts (Accounts payable and accrued expenses)	168	–
Fair value of noncurrent fuel contracts (Other noncurrent liabilities)	11	–

(17) ASSET RETIREMENT OBLIGATIONS

Reconciliations of our liability for asset retirement obligations were as follows:

			(dollars in thousands)
December 31, 2011	Reclamation Obligations	Selenium Water Treatment Obligations	Total
Balance at beginning of year	$254,140	$115,337	$369,477
Liabilities incurred	23,817	–	23,817
Liabilities settled or disposed	(13,786)	(10,390)	(24,176)
Accretion expense	25,006	15,800	40,806
Revisions to estimate	2,873	14,741	17,614
Balance at end of year	292,050	135,488	427,538
Less current portion (included in Accrued expenses)	–	(9,638)	(9,638)
Asset retirement obligations	$292,050	$125,850	$417,900

			(dollars in thousands)
December 31, 2010	Reclamation Obligations	Selenium Water Treatment Obligations	Total
Balance at beginning of year	$244,518	$ 88,602	$333,120
Liabilities incurred	3,624	–	3,624
Liabilities settled or disposed	(18,309)	(5,997)	(24,306)
Accretion expense	24,522	12,036	36,558
Revisions to estimate	(215)	20,696	20,481
Balance at end of year	254,140	115,337	369,477
Less current portion (included in Accrued expenses)	–	(19,686)	(19,686)
Asset retirement obligations	$254,140	$ 95,651	$349,791

As of December 31, 2011, reclamation obligations of $292.1 million included $99.4 million related to locations that are closed or inactive. As of December 31, 2010, reclamation obligations of $254.1 million included $63.5 million related to locations that are closed or inactive. The credit-adjusted, risk-free interest rates used to calculate our reclamation obligation were 8.37% and 8.02% at January 1, 2011 and 2010, respectively. See Note 23 for further discussion regarding our selenium water treatment obligation.

As of December 31, 2011, we had $325.0 million in surety bonds and letters of credit outstanding to secure our asset retirement obligations.

(18) WORKERS' COMPENSATION OBLIGATIONS

Certain of our operations are subject to the Federal Coal Mine Health and Safety Act of 1969, and the related workers' compensation laws in the states in which we operate. These laws require our operations to pay benefits for occupational disease resulting from coal workers' pneumoconiosis (occupational disease or black lung).

We provide income replacement and medical treatment for work related traumatic injury claims as required by applicable state laws. Provisions for estimated claims incurred are recorded based on estimated loss rates applied to payroll and claim reserves. Certain of our operations are required to contribute to state workers' compensation funds for costs incurred by the state using a payroll-based assessment by the applicable state. Provisions are recorded using the payroll-based assessment criteria.

The workers' compensation provision consists of the following components:

			(dollars in thousands)
Year Ended December 31,	2011	2010	2009
Service cost	$ 7,496	$ 9,258	$ 5,462
Interest cost	9,492	8,963	9,042
Net amortization of actuarial gains	(2,070)	(3,003)	(4,504)
Total occupational disease	14,918	15,218	10,000
Traumatic injury claims	22,959	20,944	18,798
State assessment taxes	1,893	2,029	2,503
Total provision	$39,770	$38,191	$31,301

The increase in occupational disease costs from 2009 to 2010 reflected additional employees as new mines began operations as well as changes to actuarial assumptions such as a lower discount rate and the impact from the 2010 healthcare legislation as discussed below. The traumatic injury claims provision has increased consistently from 2009 through 2011 primarily due to a lower discount rate.

The weighted-average assumptions used to determine the workers' compensation expense were as follows:

Year Ended December 31,	2011	2010	2009
Discount rate:			
Occupational disease	5.46%	5.90%	6.00%
Traumatic injury	4.54%	4.80%	6.06%
Inflation rate	3.00%	3.00%	3.50%

Workers' compensation obligations consist of amounts accrued for loss sensitive insurance premiums, uninsured claims, and related taxes and assessments under black lung and traumatic injury workers' compensation programs.

The workers' compensation obligations consisted of the following:

		(dollars in thousands)
December 31,	2011	2010
Occupational disease costs	$185,639	$174,014
Traumatic injury claims	72,653	72,272
Total obligations	258,292	246,286
Less current portion (included in Accrued expenses)	(26,707)	(25,529)
Noncurrent obligations (included in Workers' compensation obligations)	$231,585	$220,757

The accrued workers' compensation liability recorded on the consolidated balance sheets at December 31, 2011 and 2010 reflects the accumulated benefit obligation less any portion that is currently funded. The accumulated actuarial gain of $8.0 million that has not yet been reflected in the worker's compensation provision is included in "Accumulated other comprehensive loss."

As of December 31, 2011, we had $132.2 million in surety bonds and letters of credit outstanding to secure workers' compensation obligations.

The reconciliation of changes in the occupational disease obligation is as follows:

	(dollars in thousands)	
December 31,	2011	2010
Change in benefit obligation:		
Beginning of year obligation	$174,014	$152,079
Service cost	7,496	9,258
Interest cost	9,492	8,963
Net change in actuarial gain	3,536	12,668
Benefit and administrative payments	(8,899)	(8,954)
Net obligation at end of year	185,639	174,014
Change in plan assets:		
Fair value of plan assets at beginning of period	–	–
Employer contributions	8,899	8,954
Benefits paid	(8,899)	(8,954)
Fair value of plan assets at end of period	–	–
Obligation at end of period	$185,639	$174,014

The liability for occupational disease claims represents the actuarially-determined present value of known claims and an estimate of future claims that will be awarded to current and former employees. The liability for occupational disease claims was based on a discount rate of 5.1% and 5.5% at December 31, 2011 and 2010, respectively. Traumatic injury workers' compensation obligations are estimated from both case reserves and actuarial determinations of historical trends, discounted at 4.5% as of December 31, 2011 and 2010.

2010 Healthcare Legislation

In March 2010, the Patient Protection and Affordable Care Act, and a companion bill, the Health Care and Education Reconciliation Act of 2010, (collectively, the 2010 healthcare legislation) were enacted, potentially impacting our costs to provide healthcare benefits to our eligible active and certain retired employees and workers' compensation benefits related to occupational disease.

The 2010 healthcare legislation amended previous legislation related to black lung disease, providing automatic extension of awarded lifetime benefits to surviving spouses and providing changes to the legal criteria used to assess and award claims. In March 2010, we increased our liability by $11.5 million based on an estimate of the impact of these changes to our current population of beneficiaries and claimants. At that time, we were not able to estimate the full impact of the legislation on our obligation related to future black lung claims due to uncertainty around the number of claims that will be filed and how impactful the new award criteria will be to these populations. We continue to evaluate the impact of this legislation on both our current and future population of claimants and to adjust our liability based on actual claim and award information.

Federal Black Lung Excise Taxes

In addition to the obligations discussed above, certain subsidiaries of Patriot are required to pay black lung excise taxes to the Federal Black Lung Trust Fund (the Trust Fund). The Trust Fund pays occupational disease benefits to entitled former miners who worked prior to July 1, 1973. Excise taxes are based on the selling price of coal, up to a maximum of $1.10 per ton for underground mines and $0.55 per ton for surface mines.

(19) POSTRETIREMENT HEALTHCARE BENEFITS

We currently provide healthcare and life insurance benefits to qualifying salaried and hourly retirees and their dependents from defined benefit plans. Plan coverage for health and life insurance benefits is provided to certain hourly retirees in accordance with the applicable labor agreement.

Enacted in March 2010, the 2010 healthcare legislation has both short-term and long-term implications on healthcare benefit plan standards. Implementation of the 2010 healthcare legislation will occur in phases, with plan standard changes that took effect beginning in 2010, but to a greater extent with the 2011 benefit plan year and extending through 2018. Plan standard changes currently applicable to us include raising the maximum age for covered dependents to continue to receive benefits, the elimination of lifetime dollar limits per covered individual and restrictions on annual dollar limits per covered individual, among other standard requirements. Plan standard changes that could affect us in the long term include a tax on "high cost" plans (excise tax) and the elimination of annual dollar limits per covered individual, among other standard requirements.

Beginning in 2018, the 2010 healthcare legislation will impose a 40% excise tax on employers to the extent that the value of their healthcare plan coverage exceeds certain dollar thresholds. We anticipate that certain government agencies will provide additional regulations or interpretations concerning the application of this excise tax. Until these regulations or interpretations are published, it is impractical to reasonably estimate the ultimate impact of the excise tax on our future healthcare costs or postretirement benefit obligation. However, we have incorporated changes to our actuarial assumptions to determine our postretirement benefit obligations utilizing basic assumptions related to pending interpretations. Based on preliminary estimates and these basic assumptions around the pending interpretations of these regulations, the present value of the estimated excise tax does not have a material impact on our postretirement benefit obligation. With the exception of the excise tax, we do not believe any other plan standard changes will be significant to our future healthcare costs for eligible active employees and our postretirement benefit obligation for certain retired employees. However, we will need to continue to evaluate the impact of the 2010 healthcare legislation in future periods as additional information and guidance becomes available.

Net periodic postretirement benefit costs included the following components:

(dollars in thousands)			
Year Ended December 31,	2011	2010	2009
Service cost for benefits earned	$ 5,609	$ 5,695	$ 3,715
Interest cost on accumulated postretirement benefit obligation	77,076	75,821	70,509
Amortization of actuarial losses	43,134	36,533	18,813
Amortization of prior service credit	(809)	(809)	(551)
Net periodic postretirement benefit costs	$125,010	$117,240	$92,486

The following table sets forth the plan's funded status reconciled with the amounts shown in the consolidated balance sheets:

(dollars in thousands)		
December 31,	2011	2010
Change in benefit obligation:		
Accumulated postretirement benefit obligation at beginning of period	$1,334,759	$1,237,050
Service cost	5,609	5,695
Interest cost	77,076	75,821
Participant contributions	1,218	1,077
Benefits paid	(67,356)	(67,374)
Change in actuarial loss	117,457	82,490
Accumulated postretirement benefit obligation at end of period	1,468,763	1,334,759
Change in plan assets:		
Fair value of plan assets at beginning of period	–	–
Employer contributions	66,138	66,297
Participant contributions	1,218	1,077
Benefits paid and administrative fees (net of Medicare Part D reimbursements)	(67,356)	(67,374)
Fair value of plan assets at end of period	–	–
Postretirement benefit obligation	1,468,763	1,334,759
Less current portion (included in Accrued expenses)	(81,446)	(65,591)
Noncurrent obligation (included in Postretirement benefit obligations)	$1,387,317	$1,269,168

The accrued postretirement benefit liability recorded on the consolidated balance sheets at December 31, 2011 and 2010 reflects the accumulated postretirement benefit obligation less any portion that is currently funded. The accumulated actuarial loss and prior service credit gain of $396.1 million and $4.1 million, respectively, that have not yet been reflected in net periodic postretirement benefit costs are included in "Accumulated other comprehensive loss."

The increase in the actuarial loss in 2011 was mainly due to a lower discount rate. The change in the actuarial loss in 2010 mainly reflected a decrease in the discount rate and the incorporation of assumptions related to the excise tax promulgated in the 2010 healthcare legislation.

We amortize actuarial gains and losses using a 0% corridor with an amortization period that covers the average remaining service period of active employees (7.46 years, 7.55 years and 6.16 years utilized for 2011, 2010 and 2009, respectively). For the year ending December 31, 2012, an estimated actuarial loss of $56.0 million and an estimated gain from prior service credit of $0.8 million will be amortized from accumulated comprehensive loss into net periodic postretirement costs.

The weighted-average assumptions used to determine the benefit obligations as of the end of each year were as follows:

Year Ended December 31,	2011	2010
Discount rate	5.10%	5.92%
Rate of compensation increase	3.50%	3.50%
Measurement date	December 31, 2011	December 31, 2010

The weighted-average assumptions used to determine net periodic benefit cost were as follows:

Year Ended December 31,	2011	2010	2009
Discount rate	5.92%	6.30%	6.80%
Rate of compensation increase	3.50%	3.50%	3.50%
Measurement date	December 31, 2010	December 31, 2009	December 31, 2008

The following presents information about the assumed healthcare cost trend rate:

Year Ended December 31,	2011	2010
Healthcare cost trend rate assumed for next year	7.00%	7.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches that ultimate trend rate	2018	2017

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A one percentage-point change in the assumed healthcare cost trend would have the following effects:

(dollars in thousands)		
	+1.0%	-1.0%
Effect on total service and interest cost components	$ 11,315	$ (9,363)
Effect on year-end postretirement benefit obligation	189,683	(158,180)

Plan Assets

Our postretirement benefit plans are unfunded.

Estimated Future Benefits Payments

The following benefit payments (net of retiree contributions), which reflect expected future service, as appropriate, are expected to be paid by Patriot:

	(dollars in thousands) Postretirement Benefit Payments
2012	$ 81,446
2013	87,123
2014	91,628
2015	96,161
2016	98,998
2017 and thereafter	515,470

Plan Changes

In 2009, changes were made to certain defined benefit plans for retired and active, salaried individuals resulting in a reduction to projected healthcare costs of $8.5 million that will be amortized over 7.0 years and a reduction to projected healthcare costs of $10.9 million that will be amortized over 12.5 years.

Assumption of Certain Patriot Liabilities

Peabody assumed certain of our retiree healthcare liabilities at the spin-off, which had a present value of $696.8 million as of December 31, 2011 and are not reflected above. These liabilities included certain obligations under the Coal Act for which Peabody and Patriot are jointly and severally liable, obligations under the 2007 National Bituminous Coal Wage Agreement (2007 NBCWA) for which Patriot is secondarily liable, and obligations for certain active, vested employees of Patriot.

Multi-Employer Benefit Plans

Retirees formerly employed by certain subsidiaries and their predecessors receive health and death benefits provided by the Combined Fund, a fund created by the Coal Act, if they meet the following criteria: they were members of the UMWA; last worked before January 1, 1976; and were receiving health benefits on July 20, 1992. The Coal Act requires former employers (including certain entities of the Company) and their affiliates to contribute to the Combined Fund according to a formula. No new retirees will be added to this group. The Coal Act also established the 1992 Benefit Plan, which provides medical benefits to persons who are not eligible for the Combined Fund, who retired prior to October 1, 1994. Beneficiaries may continue to be added to this fund as employers default in providing their former employees with retiree medical benefits, but the overall exposure for new beneficiaries into this fund is limited to retirees covered under their employer's plan who retired prior to October 1, 1994. A prior national labor agreement established the 1993 Benefit Plan to provide health benefits for retired miners not covered by the Coal Act. The 1993 Benefit Plan provides benefits to qualifying retired former employees, who retired after September 30, 1994, of certain signatory companies which have gone out of business and defaulted in providing their former employees with retiree medical benefits. Beneficiaries continue to be added to this fund as employers go out of business. We expect to pay $10.1 million in 2012 related to these funds.

The Surface Mining Control and Reclamation Act of 2006 (the 2006 Act), enacted in December 2006, amended the federal laws establishing the Combined Fund and 1992 Benefit Plan and addressed certain provisions of the 1993 Benefit Plan. Among other things, the 2006 Act guaranteed full funding of all beneficiaries in the Combined Fund, and provided funds on a phased-in basis for the 1992 Benefit Plan. The new and additional federal expenditures to the Combined Fund, 1992 Benefit Plan, 1993 Benefit Plan and certain Abandoned Mine Land payments to the states and Indian tribes are collectively limited by an aggregate annual cap of $490 million. To the extent that (i) the annual funding of the programs exceeds this amount (plus the amount of interest from the Abandoned Mine Land trust fund paid with respect to the Combined Fund), and (ii) Congress does not allocate additional funds to cover the shortfall, contributing employers and affiliates, including some of our entities, would be responsible for the additional costs.

We have recorded actuarially determined liabilities related to the Combined Fund. The noncurrent portion related to these obligations was $35.4 million and $39.0 million as of December 31, 2011 and 2010, respectively, and is reflected in "Obligation to industry fund" in the consolidated balance sheets. The current portion related to these obligations reflected in "Accounts payable and accrued expenses" in the consolidated balance sheets was $5.4 million and $5.9 million as of December 31, 2011 and 2010, respectively. Expense of $2.1 million was recognized related to these obligations for the year ended December 31, 2011, and consisted of interest of $2.2 million and amortization of actuarial gain of $0.1 million. Expense of $3.2 million was recognized related to these obligations for the year ended December 31, 2010, and consisted of interest of $2.6 million and amortization of actuarial loss of $0.6 million. Expense of $3.2 million was recognized related to these obligations for the year ended December 31, 2009, and consisted of interest of $3.4 million and amortization of actuarial gain of $0.2 million. We made payments of $5.4 million, $6.0 million and $6.3 million related to these obligations for the years ended December 31, 2011, 2010 and 2009, respectively.

The obligation to industry fund recorded on the consolidated balance sheets at December 31, 2011 and 2010 reflects the obligation less any portion that is currently funded. The accumulated actuarial loss that has not yet been reflected in expense as of December 31, 2011 and 2010 was $1.1 million, and is included in "Accumulated other comprehensive loss."

A portion of these funds qualify as multi-employer benefit plans, which allows us to recognize expense as contributions are made. The expense related to these funds was $2.5 million, $10.0 million and $11.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Pursuant to the amended provisions of the 1992 Benefit Plan, we are required to provide security in an amount equal to one times the annual cost of providing healthcare benefits for all individuals receiving benefits from the 1992 Benefit Plan who are attributable to Patriot, plus all individuals receiving benefits from an individual employer plan maintained by Patriot who are entitled to receive such benefits.

(20) MULTI-EMPLOYER PENSION PLANS

Certain subsidiaries participate in multi-employer pension plans (the 1950 Plan and the 1974 Plan), which provide defined benefits to a majority of the hourly coal production workers represented by the UMWA. The plan assets of the 1950 Plan and the 1974 Plan were combined and are managed by the UMWA. Benefits under the UMWA plans are computed based on service with our relevant subsidiaries or other signatory employers. The 1950 Plan and the 1974 Plan qualify as multi-employer benefit plans, allowing us to recognize expense as contributions are made. The expense related to these funds was $24.3 million, $21.0 million and $18.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

In December 2006, the 2007 NBCWA was signed, which required funding of the 1974 Plan through 2011 under a phased funding schedule. The funding is based on an hourly rate for certain UMWA workers. Under the 2007 NBCWA, the per-hour funding rate increased annually, beginning in 2007, until reaching $5.50 in 2011. The collective bargaining agreement with the UMWA was renegotiated in 2011 and generally extends through 2016. We refer to this as the 2011 National Bituminous Coal Wage Agreement (2011 NBCWA). The 2011 NBCWA requires funding at $5.50 per hour for certain UMWA workers. Our subsidiaries with UMWA-represented employees are required to contribute to the 1974 Plan. The 1974 Plan funding rate could change during the term of the 2011 NBCWA if additional funding is deemed necessary to guarantee benefit payments.

The 1974 Plan's legal name is United Mine Workers of America 1974 Pension Plan and the Employer Identification Number is 52-1050282. The 1974 Plan is considered to be in Seriously Endangered Status for the plan year beginning July 1, 2011, because the plan actuary determined that the 1974 Plan's funded percentage is less than 80%, and the 1974 Plan is projected to have an accumulated funding deficiency within six plan years after the plan year beginning July 1, 2011. A funding improvement plan must be adopted by May 25, 2012 and may include increased contributions to the plan and/or modifications to certain future benefit accruals. The contributions to the 1974 Plan made by one of our wholly-owned subsidiaries, Eastern Associated Coal LLC, represent more than 5% of the total contributions to the 1974 Plan.

New inexperienced miners hired after January 1, 2012 will not participate in the 1974 Plan. Such new hires will instead receive a payment of $1.00 per hour worked into the UMWA Cash Deferral Plan, increasing to $1.50 on January 1, 2014. Effective January 1, 2012, employers will also pay $1.50 per hour to a new Retiree Bonus Account Trust for the term of the 2011 NBCWA. This Trust will make a payment to retirees in November of 2014, 2015 and 2016 in the amount of $580 for most retirees and $455 for disabled retirees. This payment was also made in November 2011. If Trust funding is not sufficient to make these annual bonus payments, employers will pay the difference directly to their retirees. Also effective January 1, 2012, employers will also make an additional supplemental pension contribution of $1.00 per hour worked into the UMWA Cash Deferred Savings Plan for each active miner with at least 20 years of credited service under the 1974 Plan, increasing to $1.50 per hour on January 1, 2014. Effective January 1, 2012, any participant in the 1974 Plan may make an irrevocable election to opt out of the 1974 Plan. Such employee will cease to accrue any further service or benefits under the 1974 Plan. Effective with the election, employers will contribute $1.00 per hour worked to the UMWA Cash Deferred Plan on the employee's behalf as a Supplemental Pension Contribution, increasing to $1.50 on January 1, 2014.

We expect to make contributions of approximately $23 million to the 1974 Plan in 2012. Even with these increased rates, the difficult equity markets over recent years have resulted in materially underfunded multi-employer pension funds and rates could increase as this deficit is addressed. Furthermore, contributions to these funds could increase as a result of future collective bargaining with the UMWA, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets or other funding deficiencies.

(21) DEFINED CONTRIBUTION PLAN

Patriot sponsors employee retirement accounts under a 401(k) plan for eligible salaried and non-union hourly employees of the Company (the 401(k) Plan). Generally, Patriot matches voluntary contributions to the 401(k) Plan up to specified levels. The match was temporarily suspended for the second half of 2009, and was reinstated January 1, 2010. A performance contribution feature under the 401(k) plan allows for additional contributions based upon meeting specified performance targets. We recognized 401(k) plan expense of $10.8 million, $7.9 million and $4.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. We recognized additional expense of $2.3 million and $7.2 million under the performance contribution feature for the years ended December 31, 2011 and 2010, respectively.

(22) GUARANTEES

As part of our 2007 spin-off, Peabody had guaranteed occupational disease (black lung) workers' compensation obligations related to certain of our subsidiaries with the U.S. Department of Labor (DOL). In the first quarter of 2011, we posted our own surety, resulting in a $15.0 million interest-bearing deposit that was recorded to "Investments and other assets" on the consolidated balance sheet. Peabody no longer has any obligation to the DOL related to our subsidiaries included in the 2007 spin-off.

In the normal course of business, we are party to guarantees and financial instruments with off-balance-sheet risk, such as bank letters of credit, performance or surety bonds and other guarantees and indemnities, which are not reflected in the accompanying consolidated balance sheets. Such financial instruments are valued based on the amount of exposure under the instrument and the likelihood of required performance. We do not expect any material losses to result from these guarantees or off-balance-sheet instruments.

Letters of Credit and Bonding

Letters of credit and surety bonds in support of our reclamation, lease, workers' compensation and other obligations were as follows as of December 31, 2011:

(dollars in thousands)

	Asset Retirement Obligations	Workers' Compensation Obligations	Retiree Health Obligations	Other[(1)]	Total
Surety bonds	$185,649	$ 44	$ –	$ 9,408	$195,101
Letters of credit	139,392	132,181	56,730	3,498	331,801
Third-party guarantees	–	–	–	7,536	7,536
	$325,041	$132,225	$56,730	$20,442	$534,438

(1) Includes collateral for surety companies and bank guarantees, road maintenance, lease obligations and performance guarantees.

As of December 31, 2011, Arch held surety bonds of $39.4 million related to properties acquired by Patriot in the Magnum acquisition, of which $38.5 million related to reclamation. We have posted letters of credit in Arch's favor, as required.

In relation to an exchange transaction involving the acquisition of Illinois Basin coal reserves in 2005, we guaranteed bonding for a partnership in which we formerly held an interest. The aggregate amount that we guaranteed was $2.8 million, and the fair value of the guarantee recognized as a liability was $0.2 million as of December 31, 2011. Our obligation under the guarantee extends to September 2015.

Other Guarantees

We are the lessee or sublessee under numerous equipment and property leases. It is common in such commercial lease transactions for Patriot, as the lessee, to agree to indemnify the lessor for the value of the property or equipment leased, should the property be damaged or lost during the course of our operations. We expect that losses with respect to leased property would be covered by insurance (subject to deductibles). Patriot and certain of our subsidiaries have guaranteed other subsidiaries' performance under their various lease obligations. Aside from indemnification of the lessor for the value of the property leased, our maximum potential obligations under the leases are equal to the respective future minimum lease payments and/or, in certain leases, liquidated damages, assuming no amounts could be recovered from third parties.

(23) COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2011, purchase commitments for equipment totaled $172.8 million primarily related to our build out of metallurgical coal production. Of this amount, we have equipment totaling $115.2 million scheduled for delivery in 2012, with the remainder in subsequent years. We typically finance a significant portion of equipment through leasing arrangements.

Other

On occasion, we become a party to claims, lawsuits, arbitration proceedings and administrative procedures in the ordinary course of business. Our material legal proceedings are discussed below.

Clean Water Act Permit Issues

The federal Clean Water Act (CWA) and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged or fill materials, into waters of the United States. In particular, the CWA requires effluent limitations and treatment standards for wastewater discharge through the National Pollutant Discharge Elimination System (NPDES) program. NPDES permits, which we must obtain for both active and historical mining operations, govern the discharge of pollutants into water, require regular monitoring and reporting and set forth performance standards. Our discharges must comply with effluent limitations that are established based on the implementation of certain treatment technologies determined by the Environmental Protection Agency (EPA) to be appropriate for the coal mining sector or to meet the applicable water quality standards in the streams receiving the discharge. States are empowered to develop and enforce water quality standards, which are subject to change and must be approved by the EPA. Water quality standards vary from state to state.

Environmental claims and litigation in connection with our various NPDES permits, and related CWA requirements that were assumed in the Magnum acquisition, include the following:

Hobet West Virginia Department of Environmental Protection (WVDEP) Action

In 2007, Hobet Mining, LLC (Hobet) was sued for exceedances of effluent limits contained in four of its NPDES permits in state court in Boone County by the WVDEP. We refer to this case as the Hobet WVDEP Action. The Hobet WVDEP Action was resolved by a settlement and consent order entered in the Boone County Circuit Court on September 5, 2008. The settlement required us, among other things, to complete supplemental environmental projects, to gradually reduce selenium discharges from our Hobet Job 21 surface mine, to achieve full compliance with our NPDES permits by April 2010 and to study potential treatment alternatives for selenium.

On October 8, 2009, a motion to enter a modified settlement and consent order in the Hobet WVDEP Action was submitted to the Boone County Circuit Court. This motion to modify the settlement and consent order was jointly filed by Patriot and the WVDEP. On December 3, 2009, the Boone County Circuit Court approved and entered a modified settlement and consent order to, among other things, extend coverage of the September 5, 2008 settlement and consent order to two additional permits and extend the date to achieve full compliance with our NPDES permits from April 2010 to July 2012. One of the two additional permits subject to such extension, Hobet Surface Mine No. 22, was subsequently addressed in the September 1, 2010 U.S. District Court Ruling, as further discussed below.

Selenium Matters

Federal Apogee Case and Federal Hobet Case

In 2007, Apogee Coal Company, LLC (Apogee) was sued in the U.S. District Court by the Ohio Valley Environmental Coalition, Inc. (OVEC) and another environmental group (pursuant to the citizen suit provisions of the CWA). We refer to this lawsuit as the Federal Apogee Case. This lawsuit alleged that Apogee had violated effluent limits for selenium set forth in one of its NPDES permits. The lawsuit sought compliance with the effluent limits, fines and penalties as well as injunctive relief prohibiting Apogee from further violating laws and its permit.

In 2008, OVEC and another environmental group filed a lawsuit against Hobet and WVDEP in the U.S. District Court (pursuant to the citizen suit provisions of the CWA). We refer to this case as the Federal Hobet Case and it is very similar to the Federal Apogee Case. Additionally, the Federal Hobet Case involved the same four NPDES permits that were the subject of the original Hobet WVDEP Action in state court. However, the Federal Hobet Case focused exclusively on selenium exceedances in permitted water discharges, while the Hobet WVDEP Action addressed all effluent limits, including selenium, established by the permits.

On March 19, 2009, the U.S. District Court approved two separate consent decrees, one between Apogee and the plaintiffs and the other between Hobet and the plaintiffs. The consent decrees extended the deadline to comply with effluent limits for selenium with respect to the permits covered by the Federal Apogee Case and the Federal Hobet Case to April 5, 2010 and added interim reporting requirements up to that date. We agreed to, among other things, undertake pilot projects at Apogee and Hobet involving reverse osmosis technology along with interim reporting obligations and to comply with our NPDES permits' effluent limits for selenium by April 5, 2010. On February 26, 2010, we filed a motion requesting a hearing to discuss the modification of the March 19, 2009 consent decrees to, among other things, extend the compliance deadline to July 2012 in order to continue our efforts to identify viable treatment alternatives. On April 18, 2010, the plaintiffs in the Federal Apogee Case filed a motion asking the court to issue an order to show cause why Apogee should not be found in contempt for its failure to comply with the terms and conditions of the March 19, 2009 consent decree. The remedies sought by the plaintiffs included compliance with the terms of the consent decree, the imposition of fines and an obligation to pay plaintiffs' attorneys fees. A hearing to discuss these motions was held beginning on August 9, 2010. See September 1, 2010 U.S. District Court Ruling below for the outcome of this hearing.

Federal Hobet Surface Mine No. 22 Case

In March 2010, the U.S. District Court permitted a lawsuit to proceed that was filed in October 2009 by OVEC and other environmental groups against Hobet, alleging that Hobet has in the past violated, and continued to violate, effluent limitations for selenium in an NPDES permit and the requirements of a Surface Mining Control and Reclamation Act (SMCRA) permit for Hobet Surface Mine No. 22 and seeking injunctive relief. We refer to this as the Federal Hobet Surface Mine No. 22 Case. In addition to the Federal Apogee Case, the scope and terms of injunctive relief in the Federal Hobet Surface Mine No. 22 Case were discussed at the hearing that began on August 9, 2010. See September 1, 2010 U.S. District Court Ruling below for the outcome of this hearing.

Other WVDEP Actions

On April 23, 2010, WVDEP filed a lawsuit against Catenary Coal Company, LLC (Catenary), one of our subsidiaries, in the Boone County Circuit Court. We refer to this case as the Catenary WVDEP Action. This lawsuit alleged that Catenary had discharged selenium from its surface mining operations in violation of certain of its NPDES and surface mining permits. On June 11, 2010, WVDEP filed a lawsuit against Apogee in the Logan County Circuit Court, alleging discharge of pollutants, including selenium, in violation of certain of its NPDES and SMCRA permits. We refer to this case as the Apogee WVDEP Action. The permits contained in the Catenary WVDEP Action and the Apogee WVDEP Action are also involved in the February 2011 Action discussed below. WVDEP is seeking fines and penalties as well as injunctions prohibiting Catenary and Apogee from discharging pollutants, including selenium, in violation of laws and NPDES permits. A July 2012 trial date has been set for the Apogee WVDEP Action. The Catenary WVDEP Action has not been set for hearing. We are unable to predict the likelihood of success of the plaintiffs' claims. Although we intend to defend ourselves vigorously against these allegations, we may consider alternative resolutions to these matters if they would be in the best interest of the Company.

September 1, 2010 U.S. District Court Ruling

On September 1, 2010, the U.S. District Court found Apogee in contempt for failing to comply with the March 19, 2009 consent decree entered in the Federal Apogee Case. Apogee was ordered to install a Fluidized Bed Reactor (FBR) water treatment facility for three outfalls and to come into compliance with applicable selenium discharge limits at these three outfalls by March 1, 2013. In September 2010, we increased the portion of the selenium water treatment liability related to Apogee by $20.7 million for the fair value of the estimated future ongoing operating costs related to these three outfalls. This charge is reflected in "Asset retirement obligation expense" in the consolidated statement of operations. We record the costs to install the Apogee FBR water treatment facility as capital expenditures when incurred. As of December 31, 2011, we have spent approximately $12.6 million on the Apogee FBR facility and the total expenditures are estimated to be approximately $55 million. We began construction on the Apogee FBR facility in the third quarter of 2011.

Additionally, the U.S. District Court ordered Hobet to submit a proposed schedule to develop a treatment plan for a Hobet Surface Mine No. 22 outfall by October 1, 2010 and to come into compliance with applicable discharge limits under the permit by May 1, 2013. We submitted the required schedule, which included conducting additional pilot projects related to certain technological alternatives. A treatment technology to be utilized at this Hobet Surface Mine No. 22 outfall was filed with the U.S. District Court in June 2011 in accordance with the submitted schedule. In June 2011, we recorded an adjustment of $24.0 million to the selenium water treatment liability primarily related to fair value of the estimated future ongoing operating costs of an FBR water treatment facility at this outfall. This charge is reflected in "Asset retirement obligation expense" in the consolidated statement of operations.

In December 2011, the Special Master appointed by the U.S. District Court to oversee the Hobet Surface Mine No. 22 project approved Hobet's request to substitute ABMet selenium treatment technology for the FBR technology at this outfall. The U.S. District Court subsequently confirmed this substitution. As with the Apogee FBR facility, we will record the costs to install the Hobet ABMet water treatment facility as capital expenditures when incurred. We continue to design and seek permits for the Hobet ABMet facility and anticipate beginning construction on the facility in the first half of 2012. The estimated total expenditures for completing the ABMet water treatment facility is approximately $25 million, which is significantly less than the estimated $40 million to build the Hobet FBR facility.

In December 2011, we adjusted the portion of the selenium water treatment liability related to Hobet Surface Mine No. 22 by $10.3 million for the decrease in the fair value of the estimated future ongoing operating costs related to this outfall due to the change in the technology approved by the Special Master. We also wrote off approximately $3.0 million related to the final engineering specifications for the Hobet FBR facility. These charges are reflected in "Asset retirement obligation expense" in our consolidated statement of operations.

FBR technology had not been used to remove selenium or any other minerals discharged at coal mining operations prior to our pilot project performed in 2010. The FBR water treatment facility required by the September 1, 2010 ruling will be the first facility constructed for selenium removal on a commercial scale. Further, neither FBR nor ABMet technology has been proven effective on a full-scale commercial basis at coal mining operations and there can be no assurance that either of these technologies will be successful under all variable conditions experienced at our mining operations.

February 2011 Litigation

In February 2011, OVEC and two other environmental groups filed a lawsuit against us, Apogee, Catenary and Hobet, in the U.S. District Court alleging violations of ten NPDES permits and certain SMCRA permits relating to outfalls created prior to the Magnum acquisition. We refer to this case as the February 2011 Litigation. The February 2011 Litigation involves the same four NPDES permits that are the subject of the Catenary WVDEP Action, the same Apogee permit that is the subject of the Apogee WVDEP Action, the same four NPDES permits that are the subject of the Hobet WVDEP Action and one additional NPDES permit held by Hobet that is not the subject of any action by WVDEP. The plaintiffs were seeking fines, compliance with permit limits and other requirements, and injunctive relief.

In late 2011, we substantially agreed to the terms of a settlement agreement with OVEC and the other environmental groups. On January 18, 2012, we finalized a comprehensive consent decree that, when entered by the U.S. District Court, will resolve the February 2011 Litigation. The comprehensive consent decree sets technology selection and compliance dates for the outfalls in the ten permits included in the February 2011 Litigation on a staggered basis, allowing us to continue testing certain technologies as well as to take advantage of technology that is still in the development stage. See our discussion below in relation to the uncertainties experienced in making technology selections. The comprehensive consent decree separates the outfalls included in these ten NPDES permits into categories based on the average gallons per minute water flow at each outfall. The comprehensive consent decree requires that we select water treatment technology alternatives by category beginning with the first category in September 2012 and ending with the last category in September 2014.

Additionally, we agreed to, among other things, come into compliance with applicable selenium discharge limits at each outfall in the category beginning with the first category within 24 months of the effective date of the agreement and ending with the last category within 60 months of the effective date of the agreement. We also agreed to, among other things, waive our rights to mine certain coal reserves and to pay $7.5 million in civil penalties. The plaintiffs agreed to, among other things, refrain from instituting new lawsuits with respect to the permits and outfalls identified in the comprehensive consent decree for certain periods, provided we meet the specified requirements. The comprehensive consent decree also established a framework under which we will interface with the plaintiffs with respect to the identified permits and outfalls. See the table below for additional details. The comprehensive consent decree will become effective upon entry by the U.S. District Court after the conclusion of a public comment period.

The comprehensive consent decree was determined to be a recognized subsequent event and the amounts paid per the agreement of approximately $7.5 million and the write-off of the forfeited coal reserves of approximately $2.3 million are reflected in "Asset retirement obligation expense" in our consolidated statement of operations at December 31, 2011.

Category/Gallons Per Minute	Technology Selection Date	Projected Compliance Date
I / 0-200	September 1, 2012	24 months from the effective date of the agreement
II / 201-400	December 31, 2012	36 months from the effective date of the agreement
III / 401-600	March 31, 2013	45 months from the effective date of the agreement
IV / 601-1000	September 1, 2013	50 months from the effective date of the agreement
V / 1000 +	September 1, 2014	60 months from the effective date of the agreement

Selenium Water Treatment Liability

We estimated the costs to treat our selenium discharges in excess of allowable limits at a fair value of $85.2 million at the Magnum acquisition date. This liability was recorded in the purchase accounting for the Magnum acquisition and included the estimated costs of installing Zero Valent Iron (ZVI) water treatment technology, which was the most successful methodology at the time based on our testing results. At the time we recorded this liability, it reflected the estimated total costs of the planned ZVI water treatment installations to be implemented and maintained in consideration of the requirements of our mining permits, court orders, and consent decrees. This estimate was prepared considering the dynamics of legislation, capabilities of available technology and our planned water treatment strategy. Based on this planned water treatment strategy, our expected annual operating costs are approximately $7.3 million each year over the next five years.

At the time of the Magnum acquisition, various outfalls across the acquired operations had been tested for selenium discharges. Of the outfalls tested, 88 were identified as potential sites of selenium discharge limit exceedances, of which 78 were identified as having known exceedances. The estimated liability recorded at fair value in the purchase allocation took into consideration the 78 outfalls with known exceedances at the acquisition date. The estimated aggregate undiscounted amount of the initial accrual was $390.7 million at the Magnum acquisition date.

As of December 31, 2011, we have a $135.5 million liability recorded for the treatment of selenium discharges related to the 78 outfalls acquired in the Magnum acquisition. The current portion of the estimated liability is $9.6 million and is included in "Accounts payable and accrued expenses" and the long-term portion is recorded in "Asset retirement obligations" on our consolidated balance sheets. This total liability is inclusive of the adjustments that were recorded in connection with the September 1, 2010 U.S. District Court Ruling described above.

Our liability to treat selenium discharges at the other outfalls not addressed in the September 1, 2010 ruling is based on the use of ZVI technology. We have installed ZVI systems according to our original water treatment strategy, while also performing a further review of other potential water treatment solutions. Our water treatment strategy reflects implementing scalable ZVI installations at each of the other outfalls due to its modular design that can be reconfigured as further knowledge and certainty is gained. Initial pilot testing of ZVI technology began in 2008 and has identified potential shortfalls requiring additional research to resolve certain detailed design considerations. To date, ZVI technology has not been demonstrated to perform consistently and sustainably in achieving effluent selenium limitations or in treating the expected water flows at all outfalls. However, based on the flexibility of the scalable system for configuration adjustments, improvements in the system design and demonstrated success in reducing selenium at certain flows, we plan to continue to pursue the ZVI-based water treatment installations and determine whether modifications to the technology could result in its ability to treat selenium successfully at outlets identified in the February 2011 Litigation.

At this time, there is no definitive plan to install any technology other than ZVI-based technology at the other outfalls not included in the September 1, 2010 ruling as none of the other technologies has been proven effective on a full-scale basis. Our comprehensive consent decree with the plaintiffs in the February 2011 Litigation requires that we select water treatment technology by category beginning with the first category in September 2012 and ending with the last category in September 2014. We are continuing to research and evaluate various treatment solutions in addition to ZVI-based systems for the other outfalls. Results of pilot testing in the first half of 2011 indicated that ZVI-based systems, FBR and an additional technology may be viable selenium treatment options. We are continuing to test modifications to these treatment options and we are pilot testing alternative solutions. Alternative technology solutions that we may ultimately select are still in the early phases of development and their related costs can not be estimated at this time.

We continue to implement treatment installations at various permitted outfalls, but we have been unable to comply with selenium discharge limits due to the ongoing inability to identify a water treatment solution that can remove selenium sustainably, consistently and uniformly under all variable conditions experienced at our mining operations. While we are actively continuing to explore new treatment options and modifying existing technologies, a definitive solution has not been identified and it is unknown when or if such a solution will be identified. Even if a definitive solution would have existed as of December 31, 2011, it likely would not have been possible to install such technology at all of the outfalls included in the Hobet WVDEP Action by the July 2012 compliance deadline, and we are taking the requisite steps to seek an extension approved by the court.

If ZVI-based systems are not ultimately successful in treating the effluent selenium exceedances at the outfalls covered by the Hobet WVDEP Action and the February 2011 Action, we will be required to install alternative treatment solutions. The cost of other water treatment solutions could be materially higher than the costs reflected in our liability. Furthermore, costs associated with potential modifications to ZVI or the scale of our current ZVI-based systems could also cause the costs to be materially higher than the costs reflected in our liability. We cannot provide an estimate of the possible additional range of costs associated with alternate treatment solutions at this time as no solution has been proven to be effective on a full-scale commercial basis and we have not made any changes to our treatment plans for these outfalls as of December 31, 2011. Potential installations of selenium treatment alternatives are further complicated by the variable geological and topographical considerations of each individual outfall.

While we are actively continuing to explore treatment options, there can be no assurance as to if or when a definitive solution will be identified and implemented. As a result, actual costs may differ from our current estimates. We will make additional adjustments to our liability when it becomes probable that we will utilize a different technology or modify the current technology, whether due to developments in our ongoing research, technology changes or modifications according to the comprehensive consent decree or other legal obligations to do so. Additionally, there are no assurances we will meet the timetable stipulated in the various court orders, consent decrees and permits.

General Clean Water Act Matters

With respect to all outfalls with known exceedances for selenium or any other parameter, including the specific sites discussed above, any failure to meet the deadlines set forth in our consent decrees or established by the federal government, the U.S. District Court or the State of West Virginia or to otherwise comply with our permits could result in further litigation against us, an inability to obtain new permits or to maintain existing permits, which could impact our ability to mine our coal reserves, and the imposition of significant and material fines and penalties or other costs and could otherwise materially adversely affect our results of operations, cash flows and financial condition. The specific sites discussed above were created prior to the Magnum acquisition under legacy permitting standards and resulted in violations of current selenium requirements, which were promulgated in West Virginia in 2007.

In addition to the uncertainties related to technology discussed above, future changes to legislation, compliance with judicial rulings, consent decrees and regulatory requirements, findings from current research initiatives and the pace of future technological progress could result in costs that differ from our current estimates, which could have a material adverse affect on our results of operations, cash flows and financial condition.

We may incur costs relating to the lawsuits discussed above and possible additional costs, including potential fines and penalties relating to selenium matters. Additionally, as a result of these ongoing litigation matters and federal regulatory initiatives related to water quality standards that affect valley fills, impoundments and other mining practices, including the selenium discharge matters described above, the process of applying for new permits has become more time-consuming and complex, the review and approval process is taking longer, and in certain cases, new permits may not be issued.

Comprehensive Environmental Response, Compensation and Liability Act (CERCLA)

CERCLA and similar state laws create liability for investigation and remediation in response to releases of hazardous substances in the environment and for damages to natural resources. Under CERCLA and many similar state statutes, joint and several liability may be imposed on waste generators, site owners and operators and others regardless of fault. These laws and related regulations could require us to do some or all of the following: (i) remove or mitigate the effects on the environment at various sites from the disposal or release of certain substances; (ii) perform remediation work at such sites; and (iii) pay damages for loss of use and non-use values.

Although waste substances generated by coal mining and processing are generally not regarded as hazardous substances for the purposes of CERCLA and similar legislation, and are generally covered by SMCRA, some products used by coal companies in operations, such as chemicals, and the disposal of these products are governed by CERCLA. Thus, coal mines currently or previously owned or operated by us, and sites to which we have sent waste materials, may be subject to liability under CERCLA and similar state laws. A predecessor of one of our subsidiaries has been named as a potentially responsible party at a third-party site, but given the large number of entities involved at the site and our anticipated share of expected cleanup costs, we believe that its ultimate liability, if any, will not be material to our financial condition and results of operations.

Flood Litigation

In 2006, Hobet and Catenary were named as defendants along with various other property owners, coal companies, timbering companies and oil and natural gas companies in lawsuits arising from flooding that occurred on May 30, 2004 in various watersheds, primarily located in southern West Virginia. This litigation is pending before two different judges in the Circuit Court of Logan County, West Virginia. In the first action, the plaintiffs have asserted that (i) Hobet failed to maintain an approved drainage control system for a pond on land near, on, and/or contiguous to the sites of flooding; and (ii) Hobet participated in the development of plans to grade, blast, and alter the land near, on, and/or contiguous to the sites of the flooding. Hobet has filed a motion to dismiss both claims based upon the assertion that insufficient facts have been stated to support the claims of the plaintiffs.

In the second action, motions to dismiss have been filed, asserting that the allegations by the plaintiffs are conclusory in nature and likely deficient as a matter of law. Most of the other defendants also filed motions to dismiss. Both actions were stayed during the pendency of the appeals to the West Virginia Supreme Court of Appeals in a similar case which was dismissed in April 2010.

The outcome of the flood litigation is subject to numerous uncertainties. Based on our evaluation of the issues and their potential impact, the amount of any future loss cannot be reasonably estimated. However, based on current information, we believe this matter is likely to be resolved without a material adverse effect on our financial condition, results of operations and cash flows.

Other Litigation and Investigations

Apogee has been sued, along with eight other defendants, including Monsanto Company (Monsanto), Pharmacia Corporation and Akzo Nobel Chemicals, Inc., by certain plaintiffs in state court in Putnam County, West Virginia. In total, 243 similar lawsuits have been served on Apogee, which are identical except for the named plaintiff. Of the 243 lawsuits, 75 were served in February 2008, 167 were served in December 2009, and one was served in January 2011. Each lawsuit alleges personal injury occasioned by exposure to dioxin generated by a plant owned and operated by certain of the other defendants during production of a chemical, 2,4,5-T, from 1949-1969. Apogee is alleged to be liable as the successor to the liabilities of a company that owned and/or controlled a dump site known as the Manila Creek landfill, which allegedly received and incinerated dioxin-contaminated waste from the plant. The lawsuits seek compensatory and punitive damages for personal injury. As of December 31, 2011, 47 of the lawsuits have been dismissed. Under the terms of the governing lease, Monsanto has assumed the defense of these lawsuits and has agreed to indemnify Apogee for any related damages. The failure of Monsanto to satisfy its indemnification obligations under the lease could have a material adverse effect on us.

We were a defendant in litigation involving Peabody in relation to their negotiation and June 2005 sale of two properties previously owned by two of our subsidiaries. Environmental Liability Transfer, Inc. (ELT) and its subsidiaries commenced litigation against these subsidiaries in the Circuit Court of the City of St. Louis in the State of Missouri alleging, among other claims, fraudulent misrepresentation, fraudulent omission, breach of duty and breach of contract. In May 2011, we entered into a litigation settlement agreement with ELT and its subsidiaries. See Note 7 for a detailed description of the settlement.

A predecessor of one of our subsidiaries operated the Eagle No. 2 mine located near Shawneetown, Illinois from 1969 until closure of the mine in July 1993. In March 1999, the State of Illinois brought a proceeding before the Illinois Pollution Control Board against the subsidiary alleging that groundwater contamination due to leaching from a coal waste pile at the mine site violated state standards. The subsidiary has developed a remediation plan with the State of Illinois and is in litigation before the Illinois Pollution Control Board with the Illinois Attorney General's office with respect to its claim for a civil penalty of $1.3 million.

One of our subsidiaries is a defendant in approximately 140 related lawsuits filed in the Circuit Court of Boone County, West Virginia. In addition to our subsidiary, the lawsuits name Peabody and other coal companies as defendants. The plaintiffs in each case allege contamination of their drinking water wells over a period in excess of 30 years from coal mining activities in Boone County, including underground coal slurry injection and coal slurry impoundments. The lawsuits seek property damages, personal injury damages and medical monitoring costs. The Boone County Public Service Commission installed public water lines and most of the plaintiffs now have access to public water. Pursuant to the terms of the Separation Agreement, Plan of Reorganization and Distribution from our 2007 spin-off, Patriot is indemnifying and defending Peabody in this litigation. The lawsuits have been settled and all settlement fees were paid in full in 2011.

In late January 2010, the U.S. Attorney's office and the State of West Virginia began investigations relating to one or more of our employees making inaccurate entries in official mine records at our Federal No. 2 mine. We terminated one employee and two other employees resigned after being placed on administrative leave. The terminated employee subsequently admitted to falsifying inspection records and has been cooperating with the U.S. Attorney's office. In April 2010, we received a federal subpoena requesting methane detection systems equipment used at our Federal No. 2 mine since July 2008 and the results of tests performed on the equipment since that date. We have provided the equipment and information as required by the subpoena. We have not received any additional requests for information in 2011. In January 2012, the terminated employee filed a civil lawsuit against us alleging retaliatory discharge and intentional infliction of emotional distress. In addition, five employees filed a purported class action lawsuit against us and the terminated employee seeking compensation for lost wages, emotional distress, and punitive damages for the alleged intentional violation of employee safety at the mine. We deny the validity of the allegations and intend to vigorously defend both civil lawsuits.

The outcome of other litigation and the investigations is subject to numerous uncertainties. Based on our evaluation of the issues and their potential impact, the amount of any future loss cannot be reasonably estimated. However, based on current information, we believe these matters are likely to be resolved without a material adverse effect on our financial condition, results of operations and cash flows.

(24) SEGMENT INFORMATION

We report our operations through two reportable operating segments, Appalachia and Illinois Basin. The Appalachia and Illinois Basin segments primarily consist of our mining operations in West Virginia and Kentucky, respectively. The principal business of the Appalachia segment is the mining and preparation of thermal coal, sold primarily to electricity generators and metallurgical coal, sold to steel and coke producers. The principal business of the Illinois Basin segment is the mining and preparation of thermal coal, sold primarily to electricity generators. For the years ended December 31, 2011, 2010 and 2009, our sales to electricity generators were 76%, 78% and 83% of our total volume, respectively. Our sales to steel and coke producers were 24%, 22% and 17% of our total volume for the years ended December 31, 2011, 2010 and 2009, respectively. For the years ended December 31, 2011, 2010, and 2009, our export sales were 29%, 20% and 11% of our total volume, respectively. Our revenues attributable to foreign countries, based on where the product was shipped, were $952.3 million, $555.0 million and $322.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. There are no material revenues attributed to any individual foreign country.

We utilize underground and surface mining methods and produce coal with high and medium Btu content. Our operations have relatively short shipping distances from the mine to most of our domestic utility customers and certain metallurgical coal customers. "Corporate and Other" in the table below includes selling and administrative expenses, net gain on disposal or exchange of assets and costs associated with past mining obligations.

Our chief operating decision makers use Adjusted EBITDA as the primary measure of segment profit and loss. We believe that in our industry such information is a relevant measurement of a company's operating financial performance. Adjusted EBITDA is defined as net income (loss) before deducting interest income and expense; income taxes; asset retirement obligation expense; depreciation, depletion and amortization; restructuring and impairment charge; and sales contract accretion. Segment Adjusted EBITDA is calculated the same as Adjusted EBITDA but excludes "Corporate and Other" as defined above. Because Adjusted EBITDA and Segment Adjusted EBITDA are not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies.

Operating segment results for the year ended December 31, 2011 were as follows: (dollars in thousands)

	Appalachia	Illinois Basin	Corporate and Other	Consolidated
Revenues	$2,090,885	$311,621	$ –	$2,402,506
Adjusted EBITDA	386,340	(12,140)	(197,459)	176,741
Additions to property, plant, equipment and mine development	158,020	15,929	764	174,713
Income from equity affiliates	4,709	–	–	4,709

Operating segment results for the year ended December 31, 2010 were as follows: (dollars in thousands)

	Appalachia	Illinois Basin	Corporate and Other	Consolidated
Revenues	$1,759,077	$276,034	$ –	$2,035,111
Adjusted EBITDA	316,324	1,295	(175,758)	141,861
Additions to property, plant, equipment and mine development	97,902	23,379	1,708	122,989
Income from equity affiliates	9,476	–	–	9,476

Operating segment results for the year ended December 31, 2009 were as follows: (dollars in thousands)

	Appalachia	Illinois Basin	Corporate and Other	Consolidated
Revenues	$1,776,204	$269,079	$ –	$2,045,283
Adjusted EBITDA	294,373	8,550	(192,178)	110,745
Additions to property, plant, equipment and mine development	69,931	7,437	895	78,263
Loss from equity affiliates	398	–	–	398

A reconciliation of Adjusted EBITDA to net income (loss) follows: (dollars in thousands)

Year Ended December 31,	2011	2010	2009
Adjusted EBITDA	$ 176,741	$ 141,861	$ 110,745
Depreciation, depletion and amortization	(186,348)	(188,074)	(205,339)
Asset retirement obligation expense	(81,586)	(63,034)	(35,116)
Sales contract accretion	55,020	121,475	298,572
Restructuring and impairment charge	(13,657)	(15,174)	(20,157)
Interest expense	(65,533)	(57,419)	(38,108)
Interest income	246	12,831	16,646
Income tax provision	(372)	(492)	–
Net income (loss)	$(115,489)	$ (48,026)	$ 127,243

(25) STOCKHOLDERS' EQUITY

Common Stock

Patriot has 300 million authorized shares of $0.01 par value common stock. Each share of common stock is entitled to one vote in the election of directors and all other matters submitted to stockholder vote. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of preferred stock, the holders of common stock will possess all voting power. The holders of common stock do not have cumulative voting rights. In general, all matters submitted to a meeting of stockholders, other than as described below, shall be decided by vote of a majority of the shares of Patriot's common stock. Directors are elected by a plurality of the shares of Patriot's common stock.

Subject to preferences that may be applicable to any series of preferred stock, the owners of Patriot's common stock may receive dividends when declared by the Board of Directors. Common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders upon liquidation, dissolution or winding up of the Company, whether voluntarily or not. The common stock will have no preemptive or similar rights.

Effective August 11, 2008, we implemented a 2-for-1 stock split on all shares of our common stock. All share and per share amounts in these consolidated financial statements and related notes reflect the stock split.

On June 16, 2009, we completed a public offering of 12 million shares of our common stock in a registered public offering under our shelf registration at $7.90 per share. The net proceeds from the sale of shares, after deducting fees and commissions, were $89.1 million. The proceeds were used to repay the outstanding balance on our revolving credit facility, with the remainder used for general corporate purposes.

The following table summarizes common stock activity from January 1, 2009 to December 31, 2011:

	2011	2010	2009
Shares outstanding at the beginning of the year	90,944,595	90,319,939	77,383,199
Stock options exercised	23,000	61,097	12,729
Stock grants to employees	758,096	259,458	553,428
Employee stock purchases	159,647	304,101	370,583
Shares issued in equity offering	–	–	12,000,000
Shares outstanding at the end of the year	91,885,338	90,944,595	90,319,939

Preferred Stock

In addition to the common stock, the Board of Directors is authorized to issue up to 10 million shares of $0.01 par value preferred stock. The authorized preferred shares include 1,000,000 shares of Series A Junior Participating Preferred Stock. Our certificate of incorporation authorizes the Board of Directors, without the approval of the stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of the common stock. We believe that the ability of the Board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. There were no outstanding shares of preferred stock as of December 31, 2011 and 2010.

Preferred Share Purchase Rights Plan and Series A Junior Participating Preferred Stock

The Board of Directors adopted a stockholders rights plan pursuant to the Rights Agreement with American Stock Transfer & Trust Company (the Rights Agreement). In connection with the Rights Agreement, on October 31, 2007, we filed the Certificate of Designations of Series A Junior Participating Preferred Stock (the Certificate of Designations) with the Secretary of State of the State of Delaware. Pursuant to the Certificate of Designations, we designated 1,000,000 shares of preferred stock as Series A Junior Participating Preferred Stock having the designations, rights, preferences and limitations set forth in the Rights Agreement. Each preferred share purchase right represents the right to purchase one-half of one-hundredth of a share of Series A Junior Participating Preferred Stock.

The rights have certain anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire Patriot on terms not approved by the Board of Directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the Board since the rights may be redeemed by Patriot at a nominal price prior to the time that a person or group has acquired beneficial ownership of 15% or more of common stock. Thus, the rights are intended to encourage persons who may seek to acquire control of Patriot to initiate such an acquisition through negotiations with the Board. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in our equity securities or seeking to obtain control of Patriot. To the extent any potential acquirers are deterred by the rights, the rights may have the effect of preserving incumbent management in office. There were no outstanding shares of Series A Junior Participating Preferred Stock as of December 31, 2011 and 2010.

We have not paid cash dividends and do not anticipate that we will pay cash dividends on our common stock in the near term. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will be dependent upon covenant limitations in our credit facility and other debt agreements, our financial condition and future earnings, our capital, legal and regulatory requirements, and other factors the Board deems relevant.

(26) STOCK-BASED COMPENSATION

We have one equity incentive plan for employees and eligible non-employee directors that allows for the issuance of share-based compensation in the form of restricted stock, incentive stock options, nonqualified stock options, stock appreciation rights, performance awards, restricted stock units and deferred stock units. Members of our Board of Directors are eligible for deferred stock unit grants at the date of their election and annually. This plan has 11.7 million shares of our common stock available for grant, with 6.7 million shares remaining available for grant as of December 31, 2011. Additionally, we have established an employee stock purchase plan that provides for the purchase of up to 2.5 million shares of our common stock, with 1.6 million shares available for grant as of December 31, 2011.

Share-based compensation expense of $12.4 million, $10.7 million and $11.4 million was recorded in "Selling and administrative expenses" in the consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009, respectively, and $1.4 million, $1.2 million and $1.3 million was recorded in "Operating costs and expenses" for the years ended December 31, 2011, 2010 and 2009, respectively. Share-based compensation expense included $0.1 million, $0.5 million and $0.9 million related to awards from restricted stock and stock options granted by Peabody to Patriot employees prior to spin-off for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, the total unrecognized compensation cost related to nonvested awards granted after the spin-off was $13.6 million, net of taxes, which is expected to be recognized over a weighted-average period of 1.6 years. As of December 31, 2011, there was no unrecognized compensation cost related to nonvested awards granted by Peabody prior to the spin-off.

Restricted Stock

We have restricted stock agreements in place for grants to employees and service providers of Patriot and our subsidiaries. Certain of these agreements provide that restricted stock issued will fully vest on the third anniversary of the date the restricted stock was granted, while more recent grants provide a graded vesting schedule over three years. The restricted stock will fully vest sooner if a grantee terminates employment with or stops providing services to Patriot because of death or disability, or if a change in control occurs, as defined in the equity plan.

A summary of restricted stock award activity is as follows:

	Year Ended December 31, 2011	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2011	941,955	$10.70
Granted	434,894	19.49
Forfeited	(127,166)	10.38
Vested	(138,476)	22.65
Nonvested at December 31, 2011	1,111,207	12.68

Restricted Stock Units

We have long-term incentive restricted stock unit agreements in place for grants to employees and service providers. These agreements grant restricted stock units that vest over time as well as restricted stock units that vest based upon our financial performance. In general, the restricted stock units that vest over time will be 50% vested on the fifth anniversary of the initial date of grant, 75% vested on the sixth such anniversary and 100% vested on the seventh such anniversary. The restricted stock units that vest over time will fully vest sooner if a grantee terminates employment with or stops providing services to Patriot because of death or disability, or if a change in control occurs, as defined in the equity plan.

In addition, we have deferred stock unit agreements in place for grants to non-employee directors of Patriot. These agreements provide that the deferred stock units will fully vest on the first anniversary of the date of grant, if the non-employee director served as a director for the entire one-year period between the date of grant and the first anniversary of the grant. The deferred stock units will fully vest sooner if a non-employee director ceases to be a Patriot director due to death or disability, or if a change in control occurs (as such term is defined in the Equity Plan). Any unvested deferred stock units will be forfeited if a non-employee director terminates service with Patriot for any reason other than death or disability prior to the first anniversary of the grant date. After vesting, the deferred stock units will be settled by issuing shares of Patriot common stock equal to the number of deferred stock units, and the settlement will occur upon the earlier of (i) the non-employee director's termination of service as a director or (ii) the third anniversary of the grant date or a different date chosen by the non-employee director, provided the date was chosen by the non-employee director prior to January 1 of the year in which the director received the grant.

A summary of restricted stock time-based units and deferred stock units award activity is as follows:

	Year Ended December 31, 2011	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2011	409,867	$19.49
Granted	35,809	21.08
Forfeited	(28,520)	18.75
Vested	(22,542)	17.30
Nonvested at December 31, 2011	394,614	19.81

As of December 31, 2011, there were 52,326 deferred stock units vested that had an aggregate intrinsic value of $0.4 million.

Certain performance-based restricted stock units vest according to a formula, which is primarily based on our financial performance as measured by EBITDA, return on equity and leverage ratios. The achievement of the performance-based unit calculations is determined on December 31 following the fifth, sixth and seventh anniversaries of the initial grant date. We estimated the number of performance-based units that are expected to vest and utilized this amount in the calculation of the stock-based compensation expense related to these awards. Any changes to this estimate will impact stock-based compensation expense in the period during which the estimate is changed.

We have also granted performance-based stock units that vest based on market conditions. The number of shares issued is dependent upon the change in our shareholder value over a three-year vesting period versus the change of various peers for that time period. The fair value of the awards granted in 2011 was determined using a Monte Carlo simulation model, allowing us to factor in the probability of various outcomes. The weighted-average fair value of $30.40 was determined using a risk-free rate of 0.99%, an expected option life of 3.0 years, an expected dividend yield of zero, and volatilities that ranged from 74.0% to 106.6%. As of December 31, 2011, we had performance-based stock units that vested at a multiplier of 2, resulting in an issuance of 458,706 shares, with the remainder relinquished for taxes.

A summary of restricted stock performance units award activity is as follows:

	Year Ended December 31, 2011	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2011	876,144	$17.12
Granted	75,382	30.40
Forfeited	(42,782)	18.75
Vested	(241,332)	7.48
Nonvested at December 31, 2011	667,412	22.00

Long-Term Incentive Non-Qualified Stock Option

We have long-term incentive non-qualified stock option agreements in place for grants to employees and service providers of Patriot. Generally, the agreements provide that any option awarded will become exercisable in three installments. Options granted in 2007 and 2008 will be 50% exercisable on the fifth anniversary of the November 2007 grant date, 75% exercisable on the sixth such anniversary and 100% exercisable on the seventh such anniversary. Options granted in 2009, 2010 and 2011 are exercisable on a graded vesting schedule of 33.33% on each anniversary over a three year period. The option will become fully exercisable sooner if a grantee terminates employment with or stops providing services to Patriot because of death or disability, or if a change in control occurs, as defined in the equity plan. No option can be exercised more than ten years after the date of grant, but the ability to exercise the option may terminate sooner upon the occurrence of certain events detailed in the Long-Term Incentive Non-Qualified Stock Option Agreement.

A summary of non-qualified stock options outstanding activity is as follows:

	Year Ended December 31, 2011	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted Average Remaining Contractual Life
Options outstanding at January 1, 2011	1,509,348	$15.04		
Granted	246,918	17.25		
Forfeited	(67,012)	18.75		
Exercised	(23,000)	5.13	$0.2	
Options outstanding at December 31, 2011	1,666,254	$15.35	$1.5	6.35
Vested and Exercisable	346,433	$ 6.80	$1.0	5.84

We used the Black-Scholes option pricing model to determine the fair value of stock options. Determining the fair value of share-based awards requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise and the associated volatility. We utilized U.S. Treasury yields as of the grant date for the risk-free interest rate assumption, matching the treasury yield terms to the expected life of the option. We utilized a peer historical "look-back" to develop the expected volatility. Expected option life assumptions were developed by taking the weighted average time to vest plus the weighted average holding period after vesting.

Year Ended December 31,	2011	2010	2009
Weighted-average fair value	$ 8.98	$ 9.63	$ 2.49
Risk-free interest rate	0.74%	1.49%	1.31%
Expected option life	2.95 years	2.95 years	2.87 years
Expected volatility	80.52%	87.67%	78.41%
Dividend yield	0%	0%	0%

Employee Stock Purchase Plan

Based on our employee stock purchase plan, eligible full-time and part-time employees are able to contribute up to 15% of their base compensation into this plan, subject to a fair market value limit of $25,000 per person per year as defined by the Internal Revenue Service (IRS). Effective January 1, 2008, employees are able to purchase Patriot common stock at a 15% discount to the lower of the fair market value of our common stock on the initial or final trading dates of each six-month offering period. Offering periods begin on January 1 and July 1 of each year. The fair value of the six-month "look-back" option in our employee stock purchase plan is estimated by adding the fair value of 0.15 of one share of stock to the fair value of 0.85 of an option on one share of stock. We issued 159,647 shares of common stock and recognized $0.9 million expense in "Selling and administrative expenses" and $0.1 million in "Operating costs and expenses" for the year ended December 31, 2011. We issued 304,101 shares of common stock and recognized $0.8 million expense in "Selling and administrative expenses" and $0.1 million in "Operating costs and expenses" for the year ended December 31, 2010. We issued 370,583 shares of common stock and recognized $1.1 million expense in "Selling and administrative expenses" and $0.1 million in "Operating costs and expenses" for the year ended December 31, 2009.

(27) SUMMARY QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of the unaudited quarterly results of operations for the years ended December 31, 2011 and 2010 is presented below. Patriot common stock is listed on the New York Stock Exchange under the symbol PCX.

(dollars in thousands, except per share and stock price data)

Year Ended December 31, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 577,024	$ 632,160	$ 589,395	$ 603,927
Operating profit (loss)	7,913	4,394	(33,367)	(28,770)
Net loss	(15,296)	(12,355)	(49,517)	(38,321)
Basic loss per share	$ (0.17)	$ (0.14)	$ (0.54)	$ (0.42)
Diluted loss per share	$ (0.17)	$ (0.14)	$ (0.54)	$ (0.42)
Weighted average shares used in calculating basic earnings per share	91,284,321	91,284,418	91,329,096	91,388,664
Stock price — high and low prices	$29.20-$19.68	$27.56-$18.61	$24.99-$8.45	$13.43-$6.92

(dollars in thousands, except per share and stock price data)

Year Ended December 31, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 467,257	$ 538,992	$ 500,683	$ 528,179
Operating profit (loss)	10,086	(1,863)	(32,099)	20,930
Net income	4,261	(13,574)	(45,993)	7,280
Basic earnings per share	$ 0.05	$ (0.15)	$ (0.51)	$ 0.08
Diluted earnings per share	$ 0.05	$ (0.15)	$ (0.51)	$ 0.08
Weighted average shares used in calculating basic earnings per share	90,835,561	90,863,950	90,968,377	90,959,138
Stock price — high and low prices	$22.37-$13.87	$24.25-$11.68	$14.03-$9.76	$19.94-$11.52

(28) SUBSEQUENT EVENT

In January 2012, we announced the idling of and production curtailment at certain metallurgical coal mines in our Rocklick and Wells mining complexes in response to weaker demand. In February 2012, we also announced the closure of the Big Mountain mining complex in response to weaker thermal coal demand. The Big Mountain mining complex produced 1.8 million tons of thermal coal in 2011. We expect to record a charge of approximately $50 million to $60 million in the first quarter of 2012 in relation to this closure. This charge is expected to include an impairment component related to certain assets, including infrastructure, mine development, equipment and certain coal reserves. We also expect to record a charge to asset retirement obligation expense related to the acceleration of the reclamation activities.

(29) SUPPLEMENTAL GUARANTOR/NON-GUARANTOR FINANCIAL INFORMATION

Supplemental guarantor/non-guarantor financial information can be found in Note 29 of our consolidated financial statements filed as part of our 2011 Annual Report on Form 10-K with the U.S. Securities and Exchange Commission.

WHO WE ARE

Patriot Coal is a leading producer and marketer of coal in the eastern United States, with 13 active mining complexes in Appalachia and the Illinois Basin and approximately 1.9 billion tons of proven and probable reserves. In 2011, we sold 31.1 million tons of coal, including 7.4 million tons of metallurgical coal used for steel production and 23.7 million tons of thermal coal used for electricity generation.

RESERVES


ILLINOIS BASIN
APPALACHIA

2011 TONS SOLD


CAPP MET
NAPP
ILB
CAPP THERMAL

2011 SHIPMENTS


EXPORT
DOMESTIC

MINING METHOD


SURFACE
UNDERGROUND

PCX OPERATIONS

Northern Appalachia Thermal
Federal

Central Appalachia Thermal
Blue Creek
Campbell's Creek
Corridor G
Logan County

Illinois Basin Thermal
Bluegrass
Dodge Hill
Highland

Central Appalachia Metallurgical
Kanawha Eagle
Paint Creek / Winchester
Panther
Rocklick
Wells

Transportation Optionality
Rail
Barge
East Coast & Gulf exports


IL
OH
MO
KY
WV
BALTIMORE
NEWPORT NEWS
NORFOLK
NEW ORLEANS

BOARD OF DIRECTORS

Irl F. Engelhardt
Chairman of the Board

Richard M. Whiting
President & Chief Executive Officer

J. Joe Adorjan

Bobby R. Brown

Michael P. Johnson

Janiece M. Longoria

John E. Lushefski

Michael M. Scharf

Robert O. Viets

EXECUTIVE MANAGEMENT

Richard M. Whiting
President & Chief Executive Officer

Bennett K. Hatfield
Executive Vice President &
Chief Operating Officer

Joseph W. Bean
Senior Vice President –
Law & Administration

Robert W. Bennett
Senior Vice President &
Chief Marketing Officer

Charles A. Ebetino, Jr.
Senior Vice President – Global
Strategy & Corporate Development

Mark N. Schroeder
Senior Vice President &
Chief Financial Officer

Patriot launched a new website in early 2012 that we believe presents a strong statement of what Patriot is all about and why you should be interested in our company, as a member of the financial community or as a current or prospective employee. We invite you to visit **www.patriotcoal.com** and see our new look.

STOCK EXCHANGE LISTING

Patriot Coal stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol "PCX".

ANNUAL MEETING

Patriot Coal will hold its annual shareholder meeting at the Donald Danforth Plant Science Center, Saint Louis, Missouri, at 10 a.m. on May 10, 2012.

TRANSFER AGENT

If you have questions regarding your PCX account, please contact your broker or our transfer agent, American Stock Transfer & Trust Company, LLC (AST), at (800) 937-5449 for residents of the U.S. or Canada, or (718) 921-8200 for residents outside the U.S. and Canada. AST may also be contacted at www.amstock.com. AST can help with lost certificates, transfer of stock to another person and additional services.

AUDITORS

Ernst & Young LLP
190 Carondelet Plaza, Suite 1300
St. Louis, MO 63105
(314) 290-1000

FORM 10-K

Shareholders may obtain a copy of Patriot Coal's Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2011, filed with the Securities and Exchange Commission, by writing Patriot Coal's Investor Relations Department or by calling (314) 275-3600.

FORWARD-LOOKING STATEMENTS

Some of the information included in this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and is intended to come within the safe harbor protection provided by those sections. These statements relate to future events or our future financial performance. When considering these forward-looking statements, you should keep in mind the cautionary statements in our documents filed with the SEC.

PATRIOT COAL

PATRIOT COAL CORPORATION
12312 Olive Boulevard, Suite 400
Saint Louis, Missouri 63141
(314) 275-3600
www.patriotcoal.com